Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

WEBSENSE, INC.

at

$24.75 Net Per Share

by

TOMAHAWK MERGER SUB, INC.,

a wholly–owned subsidiary of

TOMAHAWK ACQUISITION, LLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 9:00 AM, NEW YORK CITY TIME, ON TUESDAY, JUNE 25, 2012, UNLESS THE OFFER IS EXTENDED.

The Offer (as defined below) is being made pursuant to the Agreement and Plan of Merger, dated as of May 19, 2013 (the “Merger Agreement”), by and among Tomahawk Acquisition, LLC, a Delaware limited liability company (“Parent”), Tomahawk Merger Sub, Inc., a Delaware limited liability company and a wholly–owned subsidiary of Parent (“Purchaser”), and Websense, Inc., a Delaware corporation (the “Company”). Purchaser is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company (the “Shares”) at a price of $24.75 per Share, net to the seller in cash, without interest, less any applicable withholding taxes (the “Per Share Amount”), upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements, collectively constitute the “Offer.” Pursuant to the Merger Agreement, following the consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Purchaser and the Company will merge (the “Merger”), with the Company as the surviving corporation in the Merger continuing as a direct wholly–owned subsidiary of Parent (the “Surviving Corporation”). As a result of the Merger, each outstanding Share (other than Shares owned by Parent, Purchaser or the Company (or held in its treasury), any subsidiary of Parent or the Company, or by any stockholder of the Company who or which is entitled to and properly demands and perfects appraisal of such Shares pursuant to, and complies in all respects with, the applicable provisions of Delaware law) will at the effective time of the Merger be converted into the right to receive the Per Share Amount.

On May 19, 2013, after careful consideration, the board of directors of the Company (the “Board of Directors”) unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and in the best interests of the Company and its stockholders, (ii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommended that the Company’s stockholders tender their Shares to Purchaser pursuant to the Offer and, if required by the General Corporation Law of the State of Delaware (the “DGCL”), vote in favor of the adoption and approval of the Merger Agreement.

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including, among other things, (a) there being validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to 9:00 am New York City time, on Tuesday, June 25, 2013 (the “Expiration Time,” unless the period during which the Offer is open is extended in accordance with the Merger Agreement, in which event “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire), a number of Shares that, considered with all other Shares beneficially owned by Parent and its affiliates plus the number of all Shares to be purchased by Parent and Purchaser pursuant to the Top-Up Option (as defined below) represent one more than 90% of the sum of (w) the total number of Shares outstanding at the time of the expiration of the Offer, (x) the aggregate number of Shares issuable to holders of options from which the Company or its representatives have received notices of exercise prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of options), (y) shares issuable upon vesting of outstanding restricted stock units and (z) the number of all Shares to be purchased by Parent or Purchaser pursuant to the Top-Up Option (the “Minimum Condition”), (b) the fifteen (15) consecutive business day marketing period is completed, (c) either (i) the receipt of proceeds by Parent (either directly or through its subsidiaries) under a debt commitment letter from JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, Royal Bank of Canada, RBC Capital Markets, Guggenheim Corporate Funding, LLC, Guggenheim Private Debt Fund Note Issuer, LLC, NZC Guggenheim Fund LLC, Heritage Life Insurance Company, Guggenheim Life and Annuity Company and Equitrust Life Insurance Company (collectively, the “Debt Commitment Parties”) or (ii) the Debt Commitment Parties (or alternative financing providers) shall have definitively and irrevocably confirmed in writing to Parent and Purchaser that the debt financing in an amount sufficient (together with the equity financing and cash available to the Company) to consummate the Offer and the Merger shall be available at the Acceptance Time on the terms set forth in the debt commitment letter (or other alternative financing commitments) subject only to the satisfaction of the other Tender Offer Conditions, (d) the expiration or termination of any applicable waiting period (or extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, relating to the Offer or the Merger, and (e) there not being any temporary restraining order, preliminary or permanent injunction, or other order preventing the acquisition of or payment for Shares or any legal requirement promulgated that would prohibit or make illegal the acceptance for payment of or payment for Shares pursuant to the Offer or the consummation of the Merger. The Offer is also subject to other conditions described in Section 15—“Certain Conditions of the Offer.”

A summary of the principal terms of the Offer appears below. You should read this entire Offer to Purchase and the Letter of Transmittal carefully before deciding whether to tender your Shares in the Offer.

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (i) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail the Letter of Transmittal and any other required documents to Computershare Trust Company, N.A., in its capacity as depositary for the Offer (the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal or tender your Shares by book–entry transfer by following the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Time, or (ii) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

If you desire to tender your Shares pursuant to the Offer and the certificates representing your Shares are not immediately available, you cannot comply in a timely manner with the procedures for tendering your Shares by book–entry transfer, or you cannot deliver all required documents to the Depositary prior to the Expiration Time, you may be able to tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

* * * * *

Questions and requests for assistance regarding the Offer or any of the terms thereof may be directed to Georgeson Inc., as information agent for the Offer (the “Information Agent”), at the address and telephone number set forth for the Information Agent on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

TABLE OF CONTENTS

SUMMARY TERM SHEET	1
INTRODUCTION	10
THE TENDER OFFER	12
Terms of the Offer	12
Acceptance for Payment and Payment for Shares	15
Procedures for Accepting the Offer and Tendering Shares	15
Withdrawal Rights	18
Material United States Federal Income Tax Consequences	19
Price Range of Shares; Dividends	22
Certain Information Concerning the Company	23
Certain Information Concerning Parent and Purchaser	24
Source and Amount of Funds	25
Background of the Offer; Past Contacts or Negotiations with the Company	28
The Merger Agreement	32
Purpose of the Offer; Plans for the Company	51
Certain Effects of the Offer	53
Dividends and Distributions	55
Certain Conditions of the Offer	55
Certain Legal Matters; Regulatory Approvals	56
Fees and Expenses	58
Miscellaneous	58
SCHEDULE I: DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND PURCHASER	60

SUMMARY TERM SHEET

Purchaser, a wholly–owned subsidiary of Parent, is offering to purchase all of the outstanding shares of common stock, par value $0.01 per Share, of the Company at a price of $24.75 net to the seller in cash without interest (less any applicable withholding taxes and without interest), as further described herein, upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal.

The following are some questions you, as a stockholder of the Company, may have and answers to those questions. This summary term sheet highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the Letter of Transmittal. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers available on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our” or “us” refer to Purchaser.

Securities Sought	All outstanding shares of common stock, par value $0.01 per share (which we refer to as the “Shares”) of Websense, Inc., a Delaware corporation (the “Company”).
Price Offered Per Share	$24.75 per Share, net to the seller in cash (the “Per Share Amount”), without interest and less any applicable withholding taxes thereon.
Scheduled Expiration of Offer	9:00 AM, New York City time, on June 25, 2013, unless the Offer (as defined below) is extended or terminated. See Section 1--“Terms of the Offer”.
Purchaser	Tomahawk Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Tomahawk Acquisition, LLC, a Delaware limited liability company.
The Company’s Board of Directors Recommendation

The board of directors of the Company (the “Board”) has recommended that the stockholders of the Company tender their Shares in the Offer and, if required by applicable law, adopt and approve the Merger Agreement.

Who is offering to buy my Shares?

Tomahawk Merger Sub, Inc., a Delaware corporation (“Purchaser”) and wholly–owned subsidiary of Tomahawk Acquisition, LLC, a Delaware limited liability company (“Parent”), is offering to purchase all of the outstanding Shares. Purchaser is a Delaware corporation which was formed for the sole purpose of making the Offer and completing the process by which the Company will become a subsidiary of Parent through the Merger. Purchaser and Parent are affiliated with Vista Equity Partners Fund IV, L.P. (“VEPF IV”). See the “Introduction” and Section 8—“Certain Information Concerning Parent and Purchaser.”

Unless the context indicates otherwise, in this Offer to Purchase (as it may be amended or supplemented from time to time, this “Offer to Purchase”), we use the terms “us,” “we” and “our” to refer to Purchaser and where appropriate, Parent and Purchaser, collectively.

How many Shares are you offering to purchase in the Offer?

We are making an offer to purchase all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. See the “Introduction” and Section 1—“Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, the Company. If the Offer is consummated, Parent intends, as soon as practicable after consummation of the Offer, to have Purchaser merge with and into the Company (the “Merger”), with the Company as the surviving entity (the “Surviving Corporation”). Upon consummation of the Merger, the Surviving Corporation would be a wholly–owned subsidiary of Parent. See Section 12—“Purpose of the Offer; Plans for the Company.”

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $24.75 per Share, net to you in cash, without interest and less any applicable withholding taxes. If you are the record owner of your Shares (i.e., a stock certificate has been issued to you and registered in your name) and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult with your broker or nominee to determine whether any charges will apply. See the “Introduction,” Section 1—“Terms of the Offer,” and Section 2—“Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. The Agreement and Plan of Merger entered into by Parent, Purchaser and the Company on May 19, 2013 provides, among other things, for the terms and conditions of the Offer and the Merger. See Section 11—“The Merger Agreement” and Section 15—“Conditions of the Offer.”

What are the most significant conditions to the Offer?

We are not obligated to purchase any Shares unless, among other conditions, prior to the expiration of the Offer:

•

there being validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to 9:00 am New York City time, on Tuesday, June 25, 2013 (the “Expiration Time,” unless the period during which the Offer is open is extended in accordance with the Merger Agreement, in which event “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire), a number of Shares that, considered with all other Shares beneficially owned by Parent and its affiliates plus the number of all Shares to be purchased by Parent and Purchaser pursuant to the Top-Up Option (as defined below) represent one more than 90% of the sum of (w) the total number of Shares outstanding at the time of the expiration of the Offer, (x) the aggregate number of Shares issuable to holders of options from which the Company or its representatives have received notices of exercise prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of options), (y) shares issuable upon vesting of outstanding restricted stock units and (z) the number of all Shares to be purchased by Parent or Purchaser pursuant to the Top-Up Option (the “Minimum Condition”);

•

any required antitrust approval pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”) will have been obtained or waived, and the waiting period required in connection with such required antitrust approval will have expired or terminated;

•	the fifteen (15) consecutive business day marketing period will have been completed;

•

the receipt of proceeds by Parent (either directly or through its subsidiaries) under a debt commitment letter from J.P. Morgan Securities LLC, JPMorgan Chase Bank, N.A., Royal Bank of Canada, RBC Capital Markets, Guggenheim Corporate Funding, LLC, Guggenheim Private Debt Fund Note Issuer, LLC, NZC Guggenheim Fund LLC, Heritage Life Insurance Company, Guggenheim Life and Annuity

Company and Equitrust Life Insurance Company dated as of May 19, 2013 (the “Debt Commitment Letter”) (or the receipt of alternative financing from alternative sources) or the receipt by Parent and Purchaser of definitive and irrevocable confirmation from such financing sources (or alternative financing sources) that the financing (or alternative financing) will be available in an amount sufficient to consummate the Offer and the Merger on the terms set forth in such Debt Commitment Letter (or other alternative financing commitments) (such confirmation, the “Financing Proceeds Confirmation”) subject only to the satisfaction of the other Tender Offer Conditions (the foregoing condition is referred to as the “Financing Proceeds Condition”); and

•

no law or order (whether temporary, preliminary or permanent in nature) will have been enacted, enforced, amended, issued, in effect or deemed applicable to the Offer or the Merger by any governmental entity which makes illegal or otherwise prohibits the consummation of the Offer or the Merger (other than the application of the waiting period provisions of the HSR Act to the Offer or to the Merger).

According to the Company, as of the close of business on May 19, 2013, there were 36,644,755 Shares outstanding, 5,564,038 Shares issuable upon exercise of outstanding stock option grants, 1,971,511 Shares issuable upon vesting of outstanding restricted stock units and 31,852 Shares subject to outstanding purchase rights under the Websense, Inc. Employee Stock Purchase Plan. Assuming no additional Shares or stock options are issued after May 19, 2013, based on the fully diluted Shares outstanding on May 19, 2013 (excluding any options with an exercise price in excess of the Per Share Amount and any shares reserved for issuance under the Company’s equity plans but not subject to outstanding awards), the aggregate number of Shares Purchaser must acquire in the Offer in order to satisfy the Minimum Condition equals approximately 77% of the outstanding Shares on May 19, 2013. Based on the total number of Shares outstanding on May 19, 2013, the aggregate number of outstanding Shares required to be tendered to satisfy the Minimum Condition is approximately 75%.

The Offer is also subject to a number of other conditions. We can waive some of the conditions to the Offer without the consent of the Company. We cannot, however, waive the Minimum Condition without the consent of the Company. See Section 15—“Certain Conditions of the Offer.”

Do you have the financial resources to pay for all of the Shares that you are offering to purchase in the Offer?

Purchaser estimates that it will need up to approximately $1.137 billion to purchase all of the issued and outstanding Shares and to pay related fees and expenses, including the repayment of approximately $68 million of the Company’s existing indebtedness at the closing of the Offer and the Merger. Parent has received the Debt Commitment Letter, pursuant to which its lenders have agreed to provide it with $390 million in senior secured first lien facilities ($350 million of which will be first lien term loans that will be funded on the date of closing of the Offer and the Merger and available to finance a portion of the Offer and the Merger and pay a portion of the related fees and expenses and $40 million of which will be a revolving credit facility that will be available to be used on the date of closing of the Merger to fund certain amounts set forth in the fee letters that are referred to in the Debt Commitment Letter and for issuing letters of credit to backstop or replace existing letters of credit and cash collateralizing outstanding letters of credit) and a $225 million senior secured second lien term loan facility (the “Debt Financing”). Subject to certain conditions, the term loans provided with respect to the Debt Financing will be fully drawn on the date of the closing of the Merger and available to Purchaser to finance the Offer and the Merger and pay related fees and expenses. In addition, Vista Equity Partners Fund IV, L.P. has provided to Parent an equity commitment equal to $500 million (subject to adjustments as described in the Equity Commitment Letter). Parent will contribute or otherwise advance to Purchaser the proceeds of each of the equity commitment (the “Equity Financing”) and the Debt Financing, which together will be sufficient to pay the Per Share Amount for all Shares tendered in the Offer and all related fees and expenses. Funding of the Debt Financing and Equity Financing is subject to the satisfaction of various conditions set forth in the Debt Commitment Letter and Equity Financing Commitment. In the event that we do not receive the proceeds of the Debt Financing or the Financing Proceeds Confirmation or we do not otherwise waive the Financing Proceeds

Condition, we will not be obligated to purchase Shares in the Offer. If we do, however, receive the proceeds of the Debt Financing or the Financing Proceeds Confirmation, then we will be obligated to accept the Shares tendered in the Offer at the expiration of the Offer (as it may be extended) subject to the satisfaction of the other Tender Offer Conditions. See Section 9—“Source and Amount of Funds”.

As more fully described in Section 15—“Certain Conditions of the Offer,” the Offer is conditioned upon the satisfaction or waiver of the Financing Proceeds Condition. In accordance with the position of the staff of the Securities and Exchange Commission (the “SEC”), Purchaser expects to extend the Offer, if necessary, to ensure that at least five (5) business days will remain prior to the Expiration Time following disclosure of the satisfaction or waiver of the Funding Condition, and notice of such satisfaction or waiver will be disseminated in a manner reasonably calculated to inform security holders thereof.

If the Merger Agreement is terminated in certain circumstances in which (x) Purchaser fails to consummate the Offer by the Outside Date (as defined below), the Marketing Period (as defined below) has ended and all of the other conditions to the Offer (other than the Financing Proceeds Condition) has been satisfied as of the final Expiration Time, (y) the Offer expires as a result of the non-satisfaction of one or more Tender Offer Conditions or (z) the Offer is terminated or withdrawn prior to the Acceptance Time without Purchaser accepting for payment any Shares tendered pursuant to the Offer, then Parent may be obligated to pay the Company a termination fee of $68.9 million. See Section 9—“Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

We do not think that our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•

Parent and Purchaser were organized solely in connection with the Offer and the Merger and, prior to the Expiration Time, will not carry on any activities other than in connection with the Offer and the Merger;

•	the consideration offered in the Offer consists solely of cash;

•	the Offer is being made for all outstanding Shares of the Company;

•	Parent and Purchaser have received equity and debt commitments in respect of funds sufficient to purchase all Shares tendered pursuant to the Offer;

•	the Financing Proceeds Condition is expected to be satisfied or waived at least five (5) business days prior to the final expiration of the Offer (unless the Offer is earlier terminated);

•	after the satisfaction or waiver of the Financing Proceeds Condition, the Offer will not be subject to any financing condition; and

•

VEPF IV is a private equity fund engaged in the purchase, sale and ownership of private equity investments and has no business operations other than investing; only VEPF IV’s commitment to fund the Equity Financing as described below in Section 9—“Source and Amount of Funds” is material to a stockholder’s decision with respect to the Offer.

See Section 9—“Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 9:00 AM, New York City time, on Tuesday, June 25, 2013 to tender your Shares in the Offer, subject to extension of the Offer in accordance with the terms of the Merger Agreement (as the date of the expiration of the Offer may be extended, the “Expiration Time”). Furthermore, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure by which a broker, a bank, or any other fiduciary that is an eligible institution may guarantee that the missing items will be received by the Depositary within three (3) NASDAQ trading days (as defined below). Shares delivered by a

Notice of Guaranteed Delivery do not need to be counted by Purchaser toward the satisfaction of the Minimum Condition and therefore it is preferable for Shares to be tendered by the other methods described herein. For the tender to be valid, however, the Depositary must receive the missing items within such three (3) trading day period. A “trading day” is any day on which quotations for Shares are listed on NASDAQ. See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Acceptance for payment of Shares pursuant to and subject to the conditions of the Offer, which shall occur on or about June 25, 2013, unless we extend the Offer pursuant to the terms of the Merger Agreement, is referred to as the “Acceptance Time”. The date and time when the Merger becomes effective is referred to as the “Effective Time”.

Can the Offer be extended and under what circumstances can or will the Offer be extended?

Yes. We have agreed in the Merger Agreement that, subject to our rights and the Company’s rights to terminate the Merger Agreement in accordance with its terms or terminate the Offer under certain circumstances:

•

if, as of the scheduled expiration of the Offer, any Tender Offer Condition is not satisfied and has not been waived, then Purchaser may extend the Offer on one or more occasions for an additional period of ten (10) business days per extension;

•

Purchaser will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC, the staff thereof or NASDAQ applicable to the Offer (including, in accordance with the position of the staff of the SEC, any required extension of the Offer to ensure that at least five (5) business days will remain in the Offer following disclosure of the satisfaction or waiver of the Financing Proceeds Condition);

•

Purchaser has the right, in its sole discretion, to extend the Offer beyond any then-scheduled expiration of the Offer for one or more consecutive increments of up to five (5) business days each, the length of each such period to be determined by Parent in its sole discretion (or such longer period as Parent and the Company may mutually agree) to the extent (x) Parent and Purchaser have satisfied or waived the Financing Proceeds Condition, (y) all of the Offer conditions other than the Financing Proceeds Condition have been satisfied or waived and (z) the Debt Financing (or any alternative financing contemplated by the Merger Agreement) has not actually been received by Purchaser or Parent, and the lenders party to the Debt Commitment Letter (or to the commitments with respect to any alternative financing) have not definitively and irrevocably confirmed in writing to Parent and Purchaser that the Debt Financing (or alternative financing) in an amount sufficient (together with the Equity Financing and cash available to the Company) to consummate the Offer and the Merger will be available at the closing of the Offer on the terms set forth in the Debt Commitment Letter (or alternative financing commitments) and subject only to the satisfaction of the Tender Offer Conditions (and contribution by Parent or Purchaser of the proceeds of the Equity Financing);

•

If (x) the Financing Proceeds Condition has been satisfied or waived less than five (5) business days prior to the then-scheduled expiration of the Offer (including the then-scheduled expiration date of the Offer) and (y) all of the other Offer conditions have been satisfied or waived at the then scheduled expiration of the Offer, then Purchaser and Parent will have a one-time right to extend the Offer for a period of up to five (5) business days; and

•

If, as of the scheduled expiration date, any Tender Offer Condition has not been satisfied or waived, then, at the request of the Company, Purchaser will extend the Offer on one or more occasions for an additional period of up to ten (10) business days per extension.

In any case, we shall not be required to extend the Offer beyond the earliest to occur of (i) the valid termination of the Merger Agreement, (ii) three (3) business days after the date on which the SEC has, orally or in writing, confirmed that it has no further comments on the proxy statement to be filed by the Company in connection with the adoption of the Merger Agreement, including by informing the Company that it does not intend to review the proxy statement (the “Proxy Statement Clearance Date”) and (iii) November 15, 2013 (the “End Date”).

If at any then-scheduled expiration date any Tender Offer Conditions have not been satisfied or waived (to the extent waivable by Parent and Purchaser) and three (3) business days have elapsed since the Proxy Statement Clearance Date, then (i) Purchaser may irrevocably and unconditionally terminate the Offer or (ii) from and after the close of business on July 9, 2013, the Company may cause Purchaser to irrevocably and unconditionally terminate the Offer at the then-scheduled expiration date (such termination, an “Offer Termination”). If the Offer is terminated as described in the foregoing sentence, the Company will proceed with and take all actions necessary to hold a stockholders’ meeting to adopt and approve the Merger in accordance with the terms of the Merger Agreement (the “Stockholders’ Meeting”).

If we extend the time period of the Offer, this extension will extend the time that you will have to tender your Shares. See Section 1—“Terms of the Offer” for more details on our ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension not later than 9:00 A.M., New York City time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1—“Terms of the Offer.”

How do I tender my Shares?

To tender your Shares, you must deliver the certificates representing your Shares or confirmation of a book–entry transfer of such Shares into the account of the Depositary at The Depository Trust Company (“DTC”), together with a completed Letter of Transmittal or an Agent’s Message (as defined in Section 3—“Procedures for Accepting the Offer and Tendering Shares”) and any other documents required by the Letter of Transmittal, to the Depositary, prior to the expiration of the Offer. If your Shares are held in street name (that is, through a broker, dealer or other nominee), they can be tendered by your nominee through DTC. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, a bank or any other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within three (3) NASDAQ trading days. For the tender to be valid, however, the Depositary must receive the missing items within that three-trading-day period. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw previously tendered Shares any time prior to the expiration of the Offer by following the procedures for withdrawing your Shares in a timely manner. If you tendered your Shares by giving instructions to a broker or other nominee, you must instruct your broker or nominee prior to the expiration of the Offer to arrange for the withdrawal of your Shares in a timely manner. See Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To validly withdraw any of your previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one (with original delivered via overnight courier), with the required information to the Depositary while you still have the right to withdraw such Shares. If you tendered your Shares by giving instructions to a broker, banker or other nominee, you must instruct your broker, banker or other nominee to arrange for the withdrawal of your Shares and such broker, banker or other nominee must effectively withdraw such Shares while you still have the right to withdraw Shares. See Section 4—“Withdrawal Rights.”

What does the Board think of the Offer?

We are making the Offer pursuant to the Merger Agreement, which has been approved by the Board. After careful consideration, the Board has unanimously:

•	determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable to and in the best interests of the Company and its stockholders;

•	approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger;

•	authorized and approved the Top-Up and the issuance of the Top-Up Shares; and

•

resolved to recommend that the Company’s stockholders tender their Shares to Parent pursuant to the Offer and, if required by the DGCL, vote in favor of the adoption and approval of the Merger Agreement.

A more complete description of the Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D–9 under the United States Securities Exchange Act of 1934, as amended, that will be mailed to the stockholders of the Company. See the “Introduction” and Section 10—“Background of the Offer; Past Contacts or Negotiations with the Company.”

If the Offer is successfully completed, will the Company continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to consummate the Merger. If the Merger takes place, the Company will no longer be publicly-owned. Even if for some reason the Merger does not take place but we purchase all of the tendered Shares, there may be so few remaining stockholders and publicly-held Shares that the Company’s common stock will no longer be eligible to be traded on NASDAQ or any other securities exchange, there may not be a public trading market for the common stock of the Company, and the Company may no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly-held companies. See Section 13—“Certain Effects of the Offer.”

If you do not consummate the Offer, will you nevertheless consummate the Merger?

In the event that the Minimum Condition is not met, and in certain other circumstances, the Company, Purchaser and Parent have agreed to consummate the Merger without the prior completion of the Offer, after receipt of the affirmative vote of the holders of a majority of the voting power of the outstanding Shares for the adoption of the Merger Agreement. In that case, the consummation of the Merger would be subject to conditions similar to the Offer conditions, except for the addition of a condition that stockholders have adopted the Merger Agreement and the inapplicability of (i) the Minimum Condition and (ii) the Financing Proceeds Condition.

If we do not consummate the Offer, the Company has agreed to hold a meeting of its stockholders to consider and vote on the adoption of the Merger Agreement and will separately mail a proxy statement related to that stockholder meeting to holders of record of Shares as of the record date for the stockholder meeting. We are not asking you to take any action with respect to the Merger at this time. See Section 11—“The Merger Agreement.”

If I object to the price being offered, will I have appraisal rights?

Appraisal rights are not available as a result of the Offer. However, if the Merger takes place, stockholders who have not tendered their Shares in the Offer and who are entitled to demand and properly demand appraisal of such Shares pursuant to, and comply in all respects with, the applicable provisions of Delaware law, will be entitled to appraisal rights under Delaware law. If you choose to exercise your appraisal rights in connection with the Merger and you are entitled to demand and properly demand appraisal of your Shares pursuant to, and comply in all respects with, the applicable provisions of Delaware law, you will be entitled to payment for your Shares based on a judicial determination of the fair value of your Shares. This value may be more than, less than or equal to the price that we are offering to pay you for your Shares in the Offer. See Section 12—“Purpose of the Offer; Plans for the Company.”

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is consummated and certain other conditions are met, the Merger will occur and all of the then outstanding Shares (other than Shares held by Parent, Purchaser or the Company (or in the treasury of the Company), any subsidiary of Parent or the company, or by any stockholder of the Company who or which is entitled to and properly demands appraisal of such Shares pursuant to, and complies in all respects with, the applicable provisions of Delaware law) will at the effective time of the Merger be converted into the right to receive an amount in cash equal to the Per Share Amount without interest and less any applicable withholding taxes. Therefore, if the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares and that no appraisal rights will be available in the Offer. Even if the Merger for some reason does not take place but we purchase all of the tendered Shares, the number of stockholders and the number of Shares that are still in the hands of the public may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, as described above, the Company may no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly-held companies. See the “Introduction” and Section 13—“Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On May 17, 2013, the last trading day before we announced that we entered into the Merger Agreement, the last sale price of the common stock of the Company reported on NASDAQ was $19.23 per Share. On May 24, 2013, the last trading day before we commenced the Offer, the last sale price of the Shares reported on NASDAQ was $24.80 per Share. We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares. See Section 6—“Price Range of Shares; Dividends.”

Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

No. None of the stockholders of the Company has agreed with Parent, Purchaser or any of their affiliates to tender their Shares in connection with the execution of the Merger Agreement.

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer as set forth in Section 15—“Certain Conditions of the Offer” are satisfied or waived and we consummate the Offer and accept your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $24.75 in cash without interest (and less any amounts required to be deducted and withheld under any applicable law) promptly following the expiration of the Offer (but in no event more than three business days thereafter). See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment of Shares.”

What is the Top–Up Option and when could it be exercised?

The Company has granted to Purchaser an irrevocable option (the “Top-Up Option”) to purchase, at any time at or after the acceptance for payment by Purchaser of Shares pursuant to the Offer and prior to termination of the Merger Agreement, the number of newly-issued Shares equal to the lesser of (i) the number of Shares that, when added to the number of Shares owned by Parent and Purchaser at the time of the exercise of the Top-Up Option, constitutes one Share more than 90% of the number of Shares that would be outstanding immediately after the issuance of all Shares subject to the Top-Up Option or (ii) the aggregate number of Shares that the Company is authorized to issue under the Company’s certificate of incorporation but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued) at the time of exercise of the Top-Up Option. The Top–Up Option is intended to expedite the timing of the completion of the Merger by permitting Purchaser to effect a “short–form” merger pursuant to applicable Delaware law at a time when the approval of the Merger at a meeting of the Company’s stockholders would be assured because of Parent’s and Purchaser’s ownership of a majority of the Shares following completion of the Offer. See Section 11—“The Merger Agreement” and Section 16—“Certain Legal Matters; Regulatory Approvals.”

What will happen to my stock options in the Offer?

The Offer is made only for Shares and is not made for any stock options to purchase Shares, including options that were granted under any Company equity plan (the “Options”). Pursuant to the Merger Agreement, each Option outstanding immediately prior to the earlier of the Acceptance Time and the closing of the Merger (such earlier time, the “Acceleration Time”) that has an exercise price that is less than the Per Share Amount, whether or not exercisable or vested, will be canceled and converted into the right to receive an amount in cash determined by multiplying (i) the excess of the Per Share Amount, without interest and less any applicable withholding taxes thereon, over the exercise price of such Option by (ii) the number of Shares subject to such Option, which will be paid through the Company’s payroll (to the extent applicable) promptly after the Acceleration Time (but in no event later than the second payroll date after the Acceleration Time). See Section 11—“The Merger Agreement.”

What will happen to my restricted stock units in the Offer?

The Offer is made only for Shares and is not made for any restricted stock units. Pursuant to the Merger Agreement, each restricted stock unit with respect to Shares that is granted under a Company equity plan (each, an “RSU”) that is outstanding immediately prior to the Acceleration Time, whether earned or unearned, vested or unvested, will be canceled and converted into the right to receive an amount in cash determined by multiplying (i) the number of Shares subject to such RSU immediately prior to the Acceleration Time (which for unearned, performance-based RSUs will be equal to the maximum number of Shares subject to each such award of performance-based RSUs) by (ii) the Per Share Amount, without interest and less any applicable withholding taxes thereon, which will be paid through the Company’s payroll (to the extent applicable) promptly after the Acceleration Time (but in no event later than the second payroll date after the Acceleration Time). See Section 11—“The Merger Agreement.”

What are the United States federal income tax consequences of the Offer and the Merger to a United States Holder?

If you are a United States Holder (as defined in Section 5—“Material United States Federal Income Tax Consequences”), the receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, if you are a United States Holder and you hold your Shares as a capital asset, you will recognize gain or loss equal to the difference between the amount of cash you receive and your adjusted tax basis in the Shares exchanged therefor, such gain or loss will be a capital gain or loss and will be treated as a long–term capital gain or loss if you have held the Shares for more than one (1) year at the time of the exchange. See Section 5—“Material United States Federal Income Tax Consequences” for a summary of the material United States federal income tax consequences of tendering Shares pursuant to the Offer or exchanging Shares in the Merger.

You are urged to consult your own tax advisors to determine the particular tax consequences to you of the Offer and the Merger (including the application and effect of any state, local or non-United States income and other tax laws or tax treaties).

Who should I talk to if I have additional questions about the Offer?

You may call Georgeson Inc. toll-free at (866) 277-0928. Georgeson Inc. is acting as the information agent for the Offer. See the back cover of this Offer to Purchase.

INTRODUCTION

Tomahawk Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly–owned subsidiary of Tomahawk Acquisition, LLC (“Parent”), a Delaware corporation, hereby offers to purchase for cash all outstanding shares of common stock, par value $0.01 per share (“Shares”), of Websense, Inc., a Delaware corporation (the “Company”), at a price of $24.75 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes (such amount per Share, or any different amount per Share that may be paid pursuant to the Offer (as defined below) in accordance with the terms of the Merger Agreement (as defined below), the “Per Share Amount”), upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”). The Offer and the withdrawal rights will expire at 9:00 AM, New York City time, on Tuesday, June 25, 2013, unless the Offer is extended in accordance with the terms of the Merger Agreement (as the date of the expiration of the Offer may be extended, the “Expiration Time”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 19, 2013 (the “Merger Agreement”), by and among Parent, Purchaser and the Company. The Merger Agreement provides that after the purchase of Shares in the Offer, Purchaser and the Company will merge (the “Merger”), with the Company as the surviving corporation in the Merger continuing as a wholly–owned subsidiary of Parent (the “Surviving Corporation”). According to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares owned by Purchaser, Parent, the Company (or in the treasury of the Company) or any subsidiary of the Company or Parent, or by any stockholder of the Company who or which is entitled to demand and properly demands appraisal of such Shares pursuant to, and complies in all respects with the applicable provisions Delaware law) will be converted into the right to receive the Per Share Amount in cash (the “Merger Consideration”). Under no circumstances will interest on the Per Share Amount for Shares be paid to the stockholders, regardless of any delay in payment for such Shares. The Merger Agreement is more fully described in Section 11—“The Merger Agreement,” which also contains a discussion of the treatment of options and other equity awards of the Company.

Tendering stockholders who are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 to the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any brokerage or other service fees. Parent or Purchaser will pay all charges and expenses of Computershare Trust Company, N.A., as depositary for the Offer (the “Depositary”) and Georgeson Inc., as information agent for the Offer (the “Information Agent”), incurred in connection with the Offer. See Section 17—“Fees and Expenses.”

On May 19, 2013, after careful consideration, the board of directors of the Company (the “Board of Directors”) unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and in the best interests of the Company and its stockholders, (ii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommended that the Company’s stockholders tender their Shares to Purchaser pursuant to the Offer and, if required by the General Corporation Law of the State of Delaware (the “DGCL”), vote in favor of the adoption and approval of the Merger Agreement.

A more complete description of the Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D–9 (the “Schedule 14D–9”) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), that will be mailed to the stockholders of the Company.

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including, among other things, (a) there being validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to 9:00 am New York City time, on Tuesday, June 25, 2013 (the “Expiration Time,” unless the period during which the Offer is open is extended in accordance with the Merger Agreement, in which event “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire), a number of Shares that, considered with all other Shares beneficially owned by Parent and its affiliates plus the number of all Shares to be purchased by Parent and Purchaser pursuant to the Top-Up Option (as defined below) represent one more than 90% of the sum of (w) the total number of Shares outstanding at the time of the expiration of the Offer, (x) the aggregate number of Shares issuable to holders of options from which the Company or its representatives have received notices of exercise prior tot eh expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of options), (y) shares issuable upon vesting of outstanding restricted stock units and (z) the number of all Shares to be purchased by Parent or Purchaser pursuant to the Top-Up Option (the “Minimum Condition”), (b) the expiration or termination of any applicable waiting period (or any extension thereof) to the purchase of the Shares under the HSR Act, (c) the fifteen (15) consecutive business day Marketing Period (as defined below) will have been completed, (d) either (i) the receipt of proceeds by Parent (either directly or through its subsidiaries) under a debt commitment letter from JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, Royal Bank of Canada, RBC Capital Markets, Guggenheim Corporate Funding, LLC, Guggenheim Private Debt Fund Note Issuer, LLC, NZC Guggenheim Fund LLC, Heritage Life Insurance Company, Guggenheim Life and Annuity Company and Equitrust Life Insurance Company (collectively, the “Debt Commitment Parties”) or (ii) the Debt Commitment Parties (or alternative financing providers) shall have definitively and irrevocably confirmed in writing to Parent and Purchaser that the debt financing in an amount sufficient (together with the equity financing and cash available to the Company) to consummate the Offer and the Merger shall be available at the Acceptance Time on the terms set forth in the debt commitment letter (or other alternative financing commitments) subject only to the satisfaction of the other Tender Offer Conditions and (e) there not being any temporary restraining order, preliminary or permanent injunction, or other order preventing the acquisition of or payment for Shares or any legal requirement promulgated that would prohibit or make illegal the acceptance for payment of or payment for Shares pursuant to the Offer or the consummation of the Merger. We can waive some of the conditions to the Offer without the consent of the Company. We cannot, however, waive the Minimum Condition without the consent of the Company. See Section 15—“Certain Conditions of the Offer.”

According to the Company, as of the close of business on May 19, 2013, there were 36,644,755 Shares issued and outstanding, 5,564,038 Shares issuable upon exercise of outstanding stock option grants, 1,971,511 Shares subject to or otherwise deliverable in connection with outstanding restricted stock units, 31,852 Shares estimated to be subject to outstanding purchase rights under the Websense, Inc. Employee Stock Purchase Plan (assuming that the closing price per Share as reported on the purchase date for the current offering period was equal to the Per Share Amount), 11,002,845 Shares reserved for issuance under the Company equity plans and 503,429 Shares reserved for issuance under the employees stock purchase plan. Accordingly, we anticipate that, assuming the foregoing, and assuming no additional Shares or stock options are issued after May 19, 2013, based on the fully diluted Shares outstanding on May 19, 2013 (excluding any options with an exercise price in excess of the Per Share Amount and any shares reserved for issuance under the Company’s equity plans but not subject to outstanding awards), the aggregate number of Shares Purchaser must acquire in the Offer in order to satisfy the Minimum Condition is approximately 77% of the outstanding Shares on May 19, 2013. Based on the total number of Shares outstanding on May 19, 2013, the aggregate number of outstanding Shares required to be tendered to satisfy the Minimum Condition is approximately 75%.

The Merger Agreement provides that, effective upon the acceptance for payment by Purchaser of Shares pursuant to the Offer (the “Acceptance Time”) and at all times thereafter, subject to applicable legal requirements (including the rules and regulations of NASDAQ), Purchaser will be entitled to designate up to such number of directors to the Board equal to the product (rounded up to the next whole number) of (i) the number of directors on the Board and (ii) the percentage that the aggregate number of Shares beneficially owned by Parent, Purchaser and any of their affiliates bears to the total number of Shares then outstanding.

The Company will cause Parent’s designees to be elected or appointed to the Board including (at the election of Parent) by increasing the number of directors and seeking and accepting resignations from incumbent directors. At such time, the Company will also cause individuals designated by Parent to constitute the proportional number of members (rounded up where appropriate) as is on the Board on each committee of the Board. From and after the time, if ever, that Parent’s designees are elected or appointed to the Board and prior to the Effective Time, the Board will have at least three (3) directors who qualify as independent directors as may be required by the rules of NASDAQ or federal securities laws, provided that the Company will, upon Parent’s request, take all actions necessary to elect to be treated as a “Controlled Company” for purposes of Listing Rule 5615(c) of the NASDAQ rules (or any successor provision) and make all necessary filings and disclosures associated with such status. If the number of independent directors is reduced below the number of directors required by such laws, the remaining independent directors will be entitled to designate persons to fill such vacancies.

The Merger is subject to the satisfaction or waiver of certain conditions, including, if required, the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the then outstanding Shares. If the Minimum Condition is satisfied, Purchaser would have sufficient voting power after the Acceptance Time to approve the Merger without the affirmative vote of any other stockholder of the Company. In the event that the Minimum Condition is not met, and in certain other circumstances, the Company and Purchaser have agreed to complete the Merger without the prior completion of the Offer, after receipt of the approval of a majority of the voting power of the Company’s stockholders of the adoption of the Merger Agreement. In that case, the consummation of the Merger would be subject to similar conditions as the Offer conditions, except for the addition of the stockholder approval requirement and the inapplicability of (i) the Minimum Condition and (ii) the Financing Proceeds Conditions. See Section 11—“The Merger Agreement.”

The material United States federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are summarized in Section 5—“Material United States Federal Income Tax Consequences.”

This Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.    Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Time and not validly withdrawn as permitted under Section 4—“Withdrawal Rights.” The term “Expiration Time” means 9:00 AM, New York City time, on Tuesday, June 25, 2013, unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Time” means the latest time and date on which the Offer, as so extended, expires; provided, however, that the Expiration Time may not be extended beyond the End Date. The “End Date” means November 15, 2013.

The Offer is conditioned upon the satisfaction of the Minimum Condition, the Financing Proceeds Condition and certain other conditions set forth in Section 15—“Certain Conditions of the Offer” (each, a “Tender Offer Condition”). Subject to the provisions of the Merger Agreement and applicable law, Purchaser expressly reserves the right (in its sole discretion) to waive, in whole or in part, any Tender Offer Condition (other than the Minimum Condition, which may be waived only with the prior written consent of the Company) to increase the Offer Price or to make any other changes in the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement; provided, however, that unless previously approved in writing by the Company, Purchaser will not (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer,

(iii) decrease the maximum number of Shares sought to be purchased in the Offer, (iv) impose conditions or requirements to the Offer in addition to the Tender Offer Conditions, (v) amend or modify any of the Tender Offer Conditions in a manner that adversely affects, or reasonably could adversely affect, any holder of Shares, (vi) change or waive the Minimum Condition, (vii) extend or otherwise change the Expiration Time in a manner other than as required or permitted by the Merger Agreement, or (viii) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act.

The Merger Agreement provides that Purchaser will, subject to the Company’s and Parent’s respective termination rights, extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”), its staff or The Nasdaq Global Select Market (“NASDAQ”) that is applicable to the Offer (including, in accordance with the position of the staff of the SEC, any required extension of the Offer to ensure that at least five (5) business days will remain in the Offer following disclosure of the satisfaction or waiver of the Financing Proceeds Condition). In the event that any of the Tender Offer Conditions are not yet satisfied or waived as of any then scheduled expiration date of the Offer, Purchaser may extend the Offer for successive periods of up to ten (10) business days (as defined below) per extension. In addition, if any of the Tender Offer Conditions are not yet satisfied or waived as of any then scheduled expiration date of the Offer, the Merger Agreement also provides that Purchaser will also be required to extend the Offer if requested by the Company, for successive extension periods of up to ten (10) business days. Purchaser also has the right, in its sole discretion to extend the Offer for one or more consecutive increments of up to five (5) business days each (as determined by Parent in its sole discretion or a longer period as mutually agreed by Parent and the Company) to the extent (x) Parent and Purchaser have waived the Financing Proceeds Condition, (y) the Tender Offer Conditions (other than the Financing Proceeds Condition) have been waived or satisfied (other than those conditions that are to be satisfied at the expiration date) and (z) neither Purchaser nor Parent have actually received the debt financing and the Debt Commitment Parties (as defined below) have not definitively and irrevocably confirmed in writing to Parent and Purchaser that the debt financing will be available at the anticipated Acceptance Time on the terms set forth in the Debt Commitment Letter. However, if the Financing Proceeds Condition has been satisfied or waived less than five (5) business days prior to the then-scheduled expiration date and all of the other Tender Offer Conditions have been satisfied or waived at the then-scheduled expiration date, then Parent and Purchaser will have a one-time right to extend the Offer for a period of up to five (5) business days.

In any case, we shall not be required to extend the Offer beyond the earliest to occur of (i) the valid termination of the Merger Agreement, (ii) three (3) business days after the date on which the SEC has, orally or in writing, confirmed that it has no further comments on the proxy statement to be filed by the Company in connection with the adoption of the Merger Agreement, including by informing the Company that it does not intend to review the proxy statement (the “Proxy Statement Clearance Date”) and (iii) the End Date.

If at any then-scheduled expiration date (i) any Tender Offer Conditions have not been satisfied or waived (to the extent waivable by Parent and Purchaser) and (ii) three (3) business days have elapsed since the Proxy Statement Clearance Date, then (x) Purchaser may irrevocably and unconditionally terminate the Offer or (y) from and after the close of business on July 9, 2013, the Company may cause Purchaser to irrevocably and unconditionally terminate the Offer at the then-scheduled Expiration Date following the receipt of such notice from the Company (which must be delivered no less than two (2) business days prior to the then-scheduled expiration date) (such termination, an “Offer Termination”). If the Offer is terminated as described in the foregoing sentence, the Company will proceed with and take all actions necessary to hold the Stockholders’ Meeting.

Subject to the applicable rules and regulations of the SEC and NASDAQ and the provisions of the Merger Agreement, Purchaser expressly reserves the right (i) to extend the Offer if any of the Tender Offer Conditions have not been satisfied, (ii) to waive any of the Tender Offer Conditions (other than the Minimum Condition), or (iii) to otherwise amend the Offer in any respect (except with respect to certain terms and conditions of the Offer, as provided in the Merger Agreement; see Section 11—“The Merger Agreement”), in each case by giving oral or written notice of such extension, termination, waiver or amendment to the Depositary and by making a public announcement thereof.

If Purchaser extends the Offer or if Purchaser (whether before or after its acceptance for payment of Shares) is delayed in its acceptance of or payment for Shares or it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may retain tendered Shares on behalf of Purchaser, and such Shares may not be validly withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights.” However, the ability of Purchaser to delay the payment for Shares that Purchaser has accepted for payment is limited by Rule 14e–1(c) under the Exchange Act, which requires that a purchaser making a tender offer promptly pay the consideration offered. Alternatively, if the Offer is not consummated, and the Shares are not accepted for payment or Shares are validly withdrawn, Purchaser is obligated to return the securities deposited by or on behalf of stockholders promptly after the termination of the Offer or withdrawal of such Shares.

If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will disseminate additional Offer materials and extend the Offer to the extent required by Rules 14d–4(d), 14d–6(c) and 14e–1 under the Exchange Act. The minimum period during which an Offer must remain open following material changes in the terms of the Offer, other than a change in price, percentage of securities sought, or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. In the SEC’s view, an offer to purchase should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to stockholders and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of ten (10) business days may be required to allow for adequate dissemination and investor response. Accordingly, if prior to the Expiration Time Purchaser decreases the number of Shares being sought or increases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth (10th) business day from the date that notice of such increase or decrease is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such tenth (10th) business day.

Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Time, in accordance with the public announcement requirements of Rule 14e–1(d) under the Exchange Act. Subject to applicable law (including Rules 14d–4(d) and 14d–6(c) under the Exchange Act, which requires that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser has no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service. As used in this Offer to Purchase, “business day” means any day, other than Saturday, Sunday or a legal holiday under the laws of the State of New York or a day on which banking institutions located in the State of New York are authorized or required by law or other governmental action to close.

If, on or before the expiration date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

The Company has provided Purchaser with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.   Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or earlier waiver of all the Offer Conditions set forth in Section 15—“Certain Conditions of the Offer,” Purchaser will accept for payment and will pay for all Shares validly tendered and not validly withdrawn prior to the Expiration Time pursuant to the Offer promptly after the Expiration Time. Subject to the Merger Agreement and in compliance with Rule 14e–1(c) under the Exchange Act, Purchaser expressly reserves the right to delay payment for Shares pending receipt of regulatory or government approvals. Rule 14e–1(c) under the Exchange Act relates to the obligation of Purchaser to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer. See Section 16—“Certain Legal Matters; Regulatory Approvals.”

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Certificates”) or confirmation (a “Book–Entry Confirmation”) of a book–entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (the “Book–Entry Transfer Facility”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book–entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Certificates or Book–Entry Confirmations with respect to Shares are actually received by the Depositary.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Per Share Amount therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser’s rights under the Offer hereof, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e–1(c) under the Exchange Act.

Under no circumstances will interest on the Per Share Amount for Shares be paid to the stockholders, regardless of any delay in payment for such Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Certificates are submitted evidencing more Shares than are tendered, Certificates evidencing unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book–entry transfer into the Depositary’s account at the Book–Entry Transfer Facility pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book–Entry Transfer Facility), promptly following the expiration or termination of the Offer.

If, prior to the Expiration Time, Purchaser increases the price being paid for Shares, Purchaser will pay the increased consideration for all Shares purchased pursuant to the Offer, whether or not those Shares were tendered prior to the increase in consideration.

3.    Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, either (i) the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book–entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal), and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either the Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book–entry transfer described below and a Book–Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Time, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below. No alternative, conditional or contingent tenders will be accepted.

Book–Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book–Entry Transfer Facility for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book–Entry Transfer Facility may make a book–entry delivery of Shares by causing the Book–Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book–Entry Transfer Facility in accordance with the Book–Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book–entry transfer at the Book–Entry Transfer Facility, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses listed on the back cover of this Offer to Purchase prior to the Expiration Time, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book–Entry Transfer Facility does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book–Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book–Entry Confirmation, that states that the Book–Entry Transfer Facility has received an express acknowledgment from the participant in the Book–Entry Transfer Facility tendering the Shares that are the subject of such Book–Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder (which term, for purposes of this Section 3, includes any participant in the Book–Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of or participant in a recognized “Medallion Program” approved by the Securities Transfer Association Inc., including the Security Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad–15 of the Exchange Act (each, an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If a Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Certificate not accepted for payment or not tendered is to be issued in the name of or returned to, a person other than the registered holder(s), then the Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appears on the Certificate, with the signature(s) on such Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Certificates evidencing such stockholder’s Shares are not immediately available or the stockholder cannot deliver the Certificates and all other required documents to the Depositary prior to the Expiration Time; or such stockholder cannot complete the procedure for delivery by book–entry transfer on a timely basis, the Shares may nevertheless be tendered if all of the following conditions are satisfied:

•	the tender is made by or through an Eligible Institution;

•

a properly completed and duly executed “Notice of Guaranteed Delivery,” substantially in the form made available by Purchaser, is received prior to the Expiration Time by the Depositary as provided below; and

•

the Certificates (or a Book–Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book–entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three (3) trading days after the date of execution of such Notice of Guaranteed Delivery. As used in this Offer to Purchase, “trading day” means any day on which NASDAQ is open for business.

The Notice of Guaranteed Delivery may be delivered by overnight courier or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser. In the case of Shares held through the Book–Entry Transfer Facility, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of the Book–Entry Transfer Facility. Shares delivered by a Notice of Guaranteed Delivery do not need to be counted by Purchaser toward the satisfaction of the Minimum Condition and therefore it is preferable for Shares to be tendered by the other methods described herein.

The method of delivery of Certificates, the Letter of Transmittal, and all other required documents, including delivery through the Book–Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book–entry transfer, receipt of a Book–Entry Confirmation). If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal, and that when Purchaser accepts the Shares for payment, it will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including, without limitation, time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its reasonable discretion. Purchaser reserves the absolute right to reject any and all tenders it determines are not in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser with respect to those Shares. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Stockholders may challenge Purchaser’s interpretation of the terms and conditions of the Offer (including, without limitation, the Letter of Transmittal and the instructions thereto), and only a court of competent jurisdiction can make a determination that will be final and binding on all parties.

Appointment. By executing the Letter of Transmittal (or delivering an Agent’s Message) as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser, and each of them, as such stockholder’s attorneys–in–fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective) with respect thereto. Each designee of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as such designee in its sole discretion deems proper. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other securities and rights, including voting at any meeting of stockholders.

Information Reporting and Backup Withholding. The purchase of the Shares is generally subject to information reporting by the Depositary (as the payor) to the applicable tax authorities. Information disclosed on an IRS Form W-8 by non-United States Holders (as defined below) to the IRS by the Depositary may be disclosed to the local tax authorities of the non-United States Holder under an applicable tax treaty or a broad information exchange agreement. Under the “backup withholding” provisions of United States federal income tax law, the Depositary (as the payor) may be required to withhold and pay over to the United States Internal Revenue Service (“IRS”) a portion (currently, 28%) of the amount of any payments made by Purchaser to a stockholder pursuant to the Offer. In order to prevent backup withholding from being imposed on the payment to stockholders of the Per Share Amount of Shares purchased pursuant to the Offer, each United States Holder (as defined in Section 5—“Material United States Federal Income Tax Consequences”) must provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) and certify that such stockholder is not subject to backup withholding by completing the IRS Form W–9 included in the Letter of Transmittal, or otherwise establish a valid exemption from backup withholding to the satisfaction of the Depositary. If a United States Holder does not provide its correct TIN or fails to provide the certifications described above, the IRS may impose a penalty on the stockholder and payment of cash to the stockholder pursuant to the Offer may be subject to backup withholding. All United States Holders surrendering Shares pursuant to the Offer should complete and sign the IRS Form W–9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Certain stockholders (including, among others, all corporations and certain foreign individuals) are exempt from backup withholding and payments to such persons will not be subject to backup withholding provided that a valid exemption is established. Each non–United States Holder (as defined in Section 5—“Material United States Federal Income Tax Consequences”) must submit an appropriate properly completed executed original IRS Form W–8 (a copy of which may be obtained from the Depositary or www.irs.gov) (and associated documentation, if applicable) certifying, under penalties of perjury, to such non–United States Holder’s foreign status in order to establish an exemption from backup withholding. See Instruction 8 of the Letter of Transmittal. Each holder of Shares who is neither a United States Holder nor a non-United States Holder (e.g., a partnership), should consult their own tax advisors as to the appropriate forms to be delivered to the Depositary to avoid backup withholding.

4.    Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time and, unless theretofore accepted for payment as provided herein, tenders of Shares may also be withdrawn after the date that is 60 days from the date of this Offer to Purchase, unless previously accepted for payment pursuant to the Offer as provided herein.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be received by the Depositary at one of its addresses listed on the back cover page of this Offer to Purchase prior to the Expiration Time. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book–entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book–Entry Transfer Facility to be credited with the withdrawn Shares.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Section 4 before the Expiration Time or at any time after the date that is 60 days from the date of this Offer to Purchase, unless previously accepted for payment pursuant to the Offer as provided herein.

Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re–tendered at any time prior to the Expiration Time by following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

All questions as to the form and validity (including, without limitation, time of receipt) of any notice of withdrawal will be determined by Purchaser, in its reasonable discretion, whose determination will be final and binding. None of Purchaser, the Depositary, the Information Agent or any other person will be under duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.    Material United States Federal Income Tax Consequences.

The following is a summary of the material United States federal income tax consequences to beneficial owners of Shares upon the tender of Shares for cash pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger. This summary is general in nature and does not discuss all aspects of United States federal income taxation that may be relevant to a holder of Shares in light of its particular circumstances. In addition, this summary does not describe any tax consequences arising under the laws of any state, local or non-United States jurisdiction or under any applicable tax treaty and does not consider any aspects of United States federal tax law other than income taxation. This summary deals only with Shares held as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment), and does not address tax considerations applicable to any holder of Shares that may be subject to special treatment under the United States federal income tax laws, including:

•	a bank or other financial institution;

•	a tax–exempt organization;

•	a retirement plan or other tax–deferred account;

•	a partnership, an S corporation or other pass–through or disregarded entity (or an investor in a partnership, S corporation or other pass–through or disregarded entity);

•	an insurance company;

•	a mutual fund;

•	a real estate investment trust;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark–to–market treatment;

•	a regulated investment company;

•	a real estate investment trust;

•	a person who acquired Shares through the exercise of employee stock options, through a tax qualified retirement plan or otherwise as compensation for services;

•	a holder of Shares subject to the alternative minimum tax provisions of the Code;

•	a United States Holder (as defined below) that has a functional currency other than the United States dollar;

•	a person that holds the Shares as part of a hedge, straddle, constructive sale, conversion or other integrated or risk reduction transaction; or

•	a United States expatriate, certain former citizens or long-term residents of the United States.

This discussion does not address the tax consequences of acquisitions or dispositions of Shares outside the Offer or the Merger, or transactions pertaining to options that are cancelled and converted into the right to receive cash, as the case may be, in connection with the Offer or the Merger.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. Partners in a partnership holding Shares should consult their own tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer or pursuant to the Merger.

This summary is based on the Code, the Treasury regulations promulgated under the Code, and administrative rulings and judicial decisions, all as in effect as of the date of this Offer to Purchase, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The discussion set out herein is intended only as a summary of the material United States federal income tax consequences to a holder of Shares. We urge you to consult your own tax advisor with respect to the specific tax consequences to you in connection with the Offer and the Merger in light of your own particular circumstances, including federal estate, gift and other non–income tax consequences, and tax consequences under state, local or non-United States tax laws or tax treaties.

United States Holders

For purposes of this discussion, the term “United States Holder” means a beneficial owner of Shares that is, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•

a corporation (or any other entity or arrangement treated as a corporation for United States federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury regulations.

Payments with Respect to Shares

The exchange of Shares for cash pursuant to the Offer or pursuant to the Merger will be a taxable transaction for United States federal income tax purposes, and a United States Holder who receives cash for Shares pursuant to the Offer or pursuant to the Merger will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Shares exchanged therefor. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction). Such gain or loss will be capital gain or loss, and will be long–term capital gain or loss if such United States Holder’s holding period for the Shares is more than one (1) year at the time of the exchange. Long–term capital gain recognized by certain non-corporate holders generally is subject to tax at a lower rate than short–term capital gain or ordinary income. There are limitations on the deductibility of capital losses.

Backup Withholding Tax

Proceeds from the exchange of Shares pursuant to the Offer or pursuant to the Merger generally will be subject to backup withholding tax at the applicable rate (currently, 28%) unless the applicable United States Holder provides a valid taxpayer identification number and complies with certain certification procedures (generally, by providing a properly completed IRS Form W–9) or otherwise establishes an exemption from backup withholding tax. Any amounts withheld under the backup withholding tax rules from a payment to a United States Holder will be allowed as a credit against that holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS. Each United States Holder should complete and sign the IRS Form W–9, which will be included with the Letter of Transmittal to be returned to the Depositary, to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Non–United States Holders

The following is a summary of the material United States federal income tax consequences that will apply to you if you are a non–United States Holder of Shares. The term “non–United States Holder” means a beneficial owner of Shares that is:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a foreign estate or trust.

The following discussion applies only to non–United States Holders, and assumes that no item of income, gain, deduction or loss derived by the non–United States Holder in respect of Shares at any time is effectively connected with the conduct of a United States trade or business. Special rules, not discussed herein, may apply to certain non–United States Holders, such as:

•	certain former citizens or residents of the United States;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	corporations that accumulate earnings to avoid United States federal income tax;

•	investors in pass–through entities that are subject to special treatment under the Code; and

•	non–United States Holders that are engaged in the conduct of a United States trade or business.

Payments with Respect to Shares

Subject to the discussion on “—Backup Withholding Tax” below, payments made to a non–United States Holder with respect to Shares exchanged for cash pursuant to the Offer or pursuant to the Merger generally will be exempt from United States federal income tax. However, if the non–United States Holder is an individual who was present in the United States for 183 days or more in the taxable year of the exchange and certain other conditions are met, such holder will be subject to tax at a flat rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on any gain from the exchange of the Shares, net of applicable United States–source losses from sales or exchanges of other capital assets recognized by the holder during the taxable year.

Backup Withholding Tax

A non–United States Holder may be subject to backup withholding tax with respect to the proceeds from the disposition of Shares pursuant to the Offer or pursuant to the Merger unless, generally, the non–United States Holder certifies under penalties of perjury on an applicable IRS Form W–8 that such non–United States Holder is not a United States person, or such non–United States Holder otherwise establishes an exemption in a manner satisfactory to the Depositary. Each non-United States Holder should complete, sign and provide to the Depositary an applicable IRS Form W-8 to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary.

Any amounts withheld under the backup withholding tax rules will be allowed as a refund or a credit against the non–United States Holder’s United States federal income tax liability, provided the required information is furnished to the IRS.

The foregoing summary does not discuss all aspects of United States federal income taxation that may be relevant to particular holders of Shares. Holders of Shares should consult their own tax advisors as to the particular tax consequences to them of tendering their Shares for cash pursuant to the Offer or exchanging their Shares for cash in the Merger under any federal, state, local, non-United States or other tax laws.

6.    Price Range of Shares; Dividends.

The Shares are listed on NASDAQ under the symbol “WBSN.” The Shares have been listed on NASDAQ since March 28, 2000. The following table sets forth for the indicated periods the high and low sales prices per Share as reported on NASDAQ since January 1, 2011.

	High	Low
Year Ended 2011:
First Quarter	$27.96	$18.89
Second Quarter	$26.25	$22.55
Third Quarter	$27.85	$17.00
Fourth Quarter	$20.13	$15.50
Year Ended 2012:
First Quarter	$21.69	$16.85
Second Quarter	$22.15	$17.12
Third Quarter	$19.25	$14.26
Fourth Quarter	$16.13	$12.70
Year Ending 2013:
First Quarter	$16.60	$13.41
Second Quarter (through May 24, 2013)	$25.03	$14.25

On May 17, 2013, the last trading day before Parent and the Company announced that they had entered into the Merger Agreement, the last sale price of Shares reported on NASDAQ was $19.23 per Share; therefore, the Per Share Amount of $24.75 per Share represents a premium of approximately 29% over such price. On May 24, 2013, the last trading day prior to the original printing of this Offer to Purchase, the last sale price of the Shares reported on NASDAQ was $24.80 per Share.

Stockholders are urged to obtain current market quotations for Shares before making a decision with respect to the Offer.

The Company has never paid any cash dividends on its capital stock. In addition, under the terms of the Merger Agreement, the Company is not permitted to declare or pay dividends in respect of Shares unless consented to by Parent in writing.

7.    Certain Information Concerning the Company.

The following description of the Company and its business has been taken from the Company’s Annual Report on Form 10–K for the fiscal year ended December 31, 2012, and is qualified in its entirety by reference to such report.

General. The Company is a Delaware corporation with principal executive offices located at 10240 Sorrento Valley Road, San Diego, California 92121. The Company’s telephone number at its corporate headquarters is 858-320-8000. The Company is a global provider of unified Web, email, mobile and data security solutions designed to protect an organization’s data and users from external and internal threats, including modern cyber-threats, advanced malware attacks, information leaks, legal liability and productivity loss. Its customers deploy our subscription software solutions on standard servers or other information technology (“IT”) hardware, including its optimized appliances, as a software-as-a-service (otherwise referred to as a cloud-based or “Cloud” service) offering, or in a hybrid hardware/Cloud configuration. The Company’s products and services are sold worldwide to provide content security to enterprise customers, small and medium sized businesses (“SMBs”), public sector entities, and Internet service providers through a network of distributors, value-added resellers and original equipment manufacturers (“OEMs”).

Available Information. The Company is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning the Company’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company, and other matters are required to be disclosed in proxy statements and periodic reports distributed to the Company’s stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities maintained by the SEC at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Copies of such materials may also be obtained by mail, upon payment of the SEC’s customary fees, by writing to its principal office at 100 F Street N.E., Washington, D.C. 20549. The SEC also maintains electronic reading rooms on the Internet at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. The Company also maintains a website at http://www.websense.com. The information contained in, accessible from or connected to the Company’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of the Company’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

Although Purchaser has no knowledge that any such information is untrue, Purchaser takes no responsibility for the accuracy or completeness of information contained in this Offer to Purchase with respect to the Company or any of its subsidiaries or affiliates or for any failure by the Company to disclose any events which may have occurred or may affect the significance or accuracy of any such information.

8.    Certain Information Concerning Parent and Purchaser.

General. Parent is a Delaware limited liability company with its principal executive offices located at 150 California Street, 19th Floor, San Francisco, California 94111. The telephone number of Parent is (415) 765-6500. Purchaser is a Delaware corporation with its principal executive offices located at 150 California Street, 19th Floor, San Francisco, California 94111. The telephone number of Purchaser is (415) 765-6500. Each of Parent and Purchaser was formed on May 15, 2013, solely for the purpose of completing the proposed Offer and Merger and have conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger and arranging of the equity financing and debt financing (each as described below in Section 9—Sources of Funds) in connection with the Offer and the Merger. Each of Parent and Purchaser has no assets other than cash in a de minimis amount and their respective contractual rights and obligations related to the Merger Agreement, the equity financing and debt financing in connection with the Offer and the Merger. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser or Parent will have any significant assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Purchaser is a direct wholly-owned subsidiary of Parent, which is affiliated with VEPF IV. VEPF IV has provided to Parent an equity commitment equal to $500 million (subject to adjustments as described in the Equity Commitment Letter). See Section 9—“Source and Amount of Funds”. After giving effect to the Offer and the Merger, Parent and the surviving corporation will be affiliated with VEPF IV. We refer to Purchaser, Parent and VEPF IV, collectively, as the Participant Group.

The business office address of each member of the Participant Group and each such member’s telephone number is set forth in the attached Schedule I. The name, citizenship, business address, present principal occupation or employment and five (5)-year employment history of each of the members, directors or executive officers of each member of the Participant Group are set forth in Schedule I to this Offer to Purchase.

Certain Relationships Between Parent, Purchaser, VEPF IV and the Company. Except as described in this Offer to Purchase, (i) none of the members of the Participant Group nor, to the best knowledge of any member of the Participant Group, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority–owned subsidiary of any member of the Participant Group or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of the members of the Participant Group nor, to the best knowledge of any member of the Participant Group, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past sixty (60) days. Robert Smith (the Managing Member of VEFIIGP, LLC, which indirectly controls Vista Equity Partners Fund IV, L.P.) beneficially owns 1,820 Shares, representing approximately 0.005% of the outstanding Shares as of May 19, 2013.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, no member of the Participant Group, or their subsidiaries, nor, to the best knowledge of any member of the Participant Group, any of the persons listed in Schedule I to this Offer to Purchase, has any present or proposed material agreement, arrangement, understanding or relationship with the Company or any of its executive officers, directors, controlling persons or subsidiaries. Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, no member of the Participant Group nor, to the best knowledge of any member of the Participant Group, any of the persons listed in Schedule I to this Offer to Purchase, has any agreement, arrangement, or understanding with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, no member of the Participant Group nor, to the best knowledge of any member of the Participant Group, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer.

Except as set forth in this Offer to Purchase, there have been no material contacts, negotiations or transactions between any member of the Participant Group or any of their subsidiaries or, to the best knowledge of any member of the Participant Group, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of the Company’s securities, an election of the Company’s directors or a sale or other transfer of a material amount of the Company’s assets during the past two (2) years.

None of the persons listed in Schedule I has, during the past five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I to this Offer to Purchase has, during the past five (5) years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Available Information. Pursuant to Rule 14d–3 under the Exchange Act, Parent and Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, and such reports, proxy statements and other information, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549–0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1–800–SEC–0330. These filings are also available to the public on the SEC’s internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549–0213 at prescribed rates.

9.    Source and Amount of Funds.

Debt Financing.

Purchaser has received a debt commitment letter from JPMorgan Chase Bank, N.A. (which we refer to as “JPMCB”), J.P. Morgan Securities LLC (which we refer to as “J.P. Morgan”), Royal Bank of Canada (which we refer to as “Royal Bank”), RBC Capital Markets (which we refer to as “RBCCM”), Guggenheim Corporate Funding, LLC (which we refer to as “GCF”), Guggenheim Private Debt Fund Note Issuer, LLC (which we refer to as “GPDFNI”), NZC Guggenheim Fund LLC (which we refer to as “NZC”), Heritage Life Insurance Company (which we refer to as “Heritage”), Guggenheim Life and Annuity Company (which we refer to as “GLAC”) and Equitrust Life Insurance Company (which we refer to as “Equitrust”; and, together with JPMCB, J.P. Morgan, Royal Bank, RBCCM, GCF, GPDFNI, NZC, Heritage and GLAC, the “Debt Commitment Parties”) (which we refer to as the “Debt Commitment Letter”) to provide, subject to the conditions set forth in the Debt Commitment Letter to Purchaser (which includes for purposes of the description of the debt financing the Surviving Corporation of the Merger), the credit facilities, of which a $350 million senior secured first lien term loan facility and $225 million of the senior secured second lien term loan facility (together, the “Credit Facilities”) is expected to be drawn at the closing of the Credit Facilities for the purpose of financing the Offer and the Merger and paying related fees and expenses, and a portion of the senior secured first lien revolving credit facility is expected to be drawn at the closing of the Credit Facilities to pay certain amounts set forth in the debt financing commitment fee letter and to back-stop, replace or cash-collateralize certain existing letters of credit of the Company and, after the closing of the Merger, to provide funding for working capital and other general corporate purposes of Purchaser and its subsidiaries.

The commitment of the Debt Commitment Parties with respect to the Credit Facilities expires upon the earliest to occur of (i) 11:59 p.m. New York City time on the date that is 180 days after the date of the Merger Agreement, (ii) the date of the funding of the Credit Facilities and the consummation of the Merger, (iii) the closing of the Merger without the use of the Credit Facilities and (iv) the date on which the Merger Agreement shall be terminated prior to the closing of the Merger. The documentation governing the debt financings has not been finalized and, accordingly, the actual terms of the debt financing may differ from those described in this document. Each of Parent and Purchaser has agreed to use its reasonable best efforts to arrange the debt financing on the terms and conditions described in the Debt Commitment Letter. If any portion of the debt financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, each of Parent and Purchaser must use its reasonable best efforts to promptly arrange and obtain alternative financing from alternative sources in an amount sufficient to consummate the Merger with terms and conditions not materially less favorable from the standpoint of Parent, Purchaser and the Company than the terms and conditions set forth in the Debt Commitment Letter (giving effect to any rights of the financing sources to adjust certain terms contained therein).

Although the debt financing described in this document is not subject to a due diligence or “market out,” such financing may not be considered assured. As of the date hereof, no alternative financing arrangements or alternative financing plans have been made in the event the debt financing described herein is not available.

Credit Facilities

The availability of the Credit Facilities is subject, among other things, to the purchase of Shares in the Offer and the consummation of the Merger in accordance with the Merger Agreement (including the satisfaction (or waiver with the consent of the Administrative Agent (as defined below) and the Senior Lead Arrangers (as defined below)) of all conditions precedent to the consummation of the Merger, and without any material amendment, waiver, modification or consent of any of the provisions thereof that are materially adverse to the initial lenders without the consent of the Administrative Agent and the Senior Lead Arrangers), the absence of a “Material Adverse Effect” (as defined in the Merger Agreement and as described below in Section 11 of this Offer to Purchase), solvency of the Company or Parent and its subsidiaries on a consolidated basis after giving effect to the funding of the Credit Facilities, payment of required fees and expenses, the funding of the equity financing, the absence of certain types of other debt, delivery of certain historical and pro forma financial information, delivery of documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, affording the Senior Lead Arrangers a period of time to syndicate the Credit Facilities, the execution of certain guarantees and the creation and perfection of certain security interests, the truthfulness and correctness of specified Merger Agreement representations and specified representations in all material respects, and the negotiation, execution and delivery of definitive documentation.

Term and Revolving Credit Facilities. The Credit Facilities will consist of a (i) $350 million senior secured first lien term loan facility with a term of seven (7) years (which we refer to as the “First Lien Term Loan Facility”), (ii) a $225 million senior secured second lien term loan facility with a term of seven and one-half (7.5) years (which we refer to as the “Second Lien Term Loan Facility”) and (iii) a $40 million first lien senior secured revolving credit facility with a term of five (5) years (which we refer to as the “Revolving Credit Facility” and together with the First Lien Term Loan Facility, the “First Lien Credit Facility”).

Roles. J.P. Morgan, RBCCM and GCF have been appointed as joint lead arrangers and joint book-running managers for the Credit Facilities (which we refer to collectively as the “Senior Lead Arrangers”). JPMCB has been appointed as administrative agent for the First Lien Credit Facility (which we refer to as the “First Lien Administrative Agent”) and Royal Bank has been appointed as administrative agent for the Second Lien Credit Facility (which we refer to as the “Second Lien Administrative Agent” and together with the First Lien Administrative Agent, collectively, the “Administrative Agent”)).

Interest Rate. Loans under the Credit Facilities are expected to bear interest, at Purchaser’s option, at a rate equal to the adjusted Eurodollar rate or an alternate base rate, in each case, plus a spread.

Prepayments and Amortization. Purchaser will be permitted to make voluntary prepayments with respect to the Revolving Credit Facility at any time, without premium or penalty (other than LIBOR breakage costs, if applicable). Purchaser will be permitted to make voluntary prepayments with respect to the First Lien Term Loan Facility and Second Lien Credit Facility at any time, subject to the following prepayment premiums, and, if applicable, any LIBOR breakage costs: (i) with respect to the First Lien Term Loan Facility, in an amount equal to 1.00% of the amount prepaid prior to the date that is six (6) months from the closing date of the Credit Facilities solely to the extent such prepayment is in connection with a non-acquisition related refinancing that reduces the effective yield of the debt, and (ii) with respect to the Second Lien Term Loan Facility, in an amount equal to (a) 2.00% of the amount repaid prior to the date that is one (1) year from the closing date of the Credit Facilities and (b) 1.00% of the amount repaid after the date that is one (1) year from the closing date of the Credit Facilities but prior to the date that is two (2) years from the closing date of the Credit Facilities. The first lien term loans under the Credit Facilities will amortize 1% per annum in equal quarterly installments until the final maturity date. The remaining aggregate principal amount of the term loans under the Credit Facilities will be due on their respective maturity dates.

Guarantors. All obligations under the Credit Facilities will be guaranteed by Parent and each existing and future direct and indirect, domestic subsidiaries of Purchaser, subject to certain limitations.

Security. The obligations of Purchaser and the guarantors under the Credit Facilities and under any interest rate protection or other hedging arrangements entered into with any Debt Commitment Parties (or any affiliates of the foregoing), will be secured, subject to permitted liens and other agreed upon exceptions on a first priority basis by a perfected security interest in all of Purchaser’s and each guarantor’s existing or after-acquired personal property, including all of the capital stock of Purchaser and all of the capital stock in first-tier, wholly-owned restricted subsidiaries directly held by the Purchaser or any guarantor (limited, in the case of first-tier foreign subsidiaries, to 100% of the non-voting equity interests (if any) and 65% of the voting equity interests of such subsidiaries). If certain security is not provided at closing despite the use of commercially reasonable efforts to do so, the delivery of such security will not be a condition precedent to the availability of the Credit Facilities on the closing date, but instead will be required to be delivered following the closing date pursuant to arrangements to be mutually agreed.

Other Terms. The Credit Facilities will contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, investments, sales of assets, mergers and consolidations, prepayments of subordinated indebtedness, liens and dividends and other distributions. The Credit Facilities will also include customary events of defaults including a change of control to be defined.

The foregoing summary of certain provisions of the Debt Commitment Letter are qualified by reference to the Debt Commitment Letter itself, which is incorporated herein by reference. We have filed a copy of the Debt Commitment Letter as Exhibit (b)(1) to the Schedule TO, which is incorporated by reference.

Equity Financing. Parent has received an equity commitment letter from VEPF IV (which we refer to as the “Equity Commitment Letter”), pursuant to which VEPF IV has committed to contribute to Parent an amount equal to $500 million (subject to adjustment as set forth in the Equity Commitment Letter) in cash in immediately available funds for the purpose of funding, and to the extent necessary to fund, a portion of the aggregate Per Share Amount and/or Merger Consideration, as applicable, pursuant to and in accordance with the Merger Agreement, and certain other amounts required to be paid pursuant to the Merger Agreement, including fees and expenses directly related to the debt financing required to be paid by Parent, Purchaser and the Surviving Corporation. We refer to the financing contemplated by the Equity Commitment Letter, as may be amended, restated, supplemented or otherwise modified from time to time, as the “Equity Financing.” The funding of the Equity Financing is subject to (i) the satisfaction, or waiver by Parent and Purchaser, of all conditions of the Offer or the Merger, as applicable, (ii) the funding (or contemporaneous funding) of the debt financing pursuant to the terms and conditions of the Debt Commitment Letter or any alternative financing that

Parent and Purchaser are required to accept from alternative sources pursuant to the Merger Agreement (see Section 11 — “The Merger Agreement”), and (iii) the contemporaneous consummation of the acquisition of the Shares tendered in the Offer at the closing of the Offer, if the closing of the Offer shall occur, and the Merger (regardless of whether the closing of the Offer occurs). The Company is a third party beneficiary of the Equity Commitment Letter for the limited purposes provided in the Equity Commitment Letter, which include the right of the Company to seek and obtain specific performance to cause Parent and Purchaser to cause, or to directly cause, VEPF IV to fund the Equity Financing in accordance with the terms of the Equity Commitment Letter and the Merger Agreement. Concurrently with the execution and delivery of the Equity Commitment Letter, VEPF IV executed and delivered to the Company a limited guarantee in favor of the Company in respect of certain of Parent’s and Purchaser’s liabilities and obligations under the Merger Agreement (which we refer to as the “Limited Guarantee”), provided that in no event will VEPF IV incur obligations totaling more than $68.9 million in the aggregate (plus the amount of any reimbursement or indemnification obligations payable pursuant to the Merger Agreement) under the Limited Guarantee.

VEPF IV’s obligation to fund its equity commitment will expire upon the earliest to occur of (i) the effective time of the Merger, (ii) the valid termination of the Merger Agreement in accordance with its terms, (iii) the date on which any claim is brought by the Company under, or any legal proceeding is brought by the Company with respect to, the Limited Guarantee, VEPF IV or certain affiliates of Guarantor (other than in respect of certain obligations guaranteed as set forth in the Limited Guarantee or a claim for specific performance under and in accordance with the terms of the Equity Commitment Letter) or (iv) the date on which any other claim is brought under, or legal proceeding is initiated against VEPF IV or any affiliate thereof in connection with the Equity Commitment Letter, the Limited Guarantee, the Merger Agreement or any transaction contemplated thereby or otherwise relating thereto (with the exception of certain claims related to the merger or the equity funding or under the Limited Guarantee, all as specified in the Limited Guarantee).

This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Commitment Letter, a copy of which has been filed as Exhibit (d)(4) to the Schedule TO and which is incorporated herein by reference, and the full text of the Limited Guarantee, a copy of which has been filed as Exhibit (d)(3) to the Schedule TO and which is incorporated herein by reference.

10. Background of the Offer; Past Contacts or Negotiations with the Company.

VEPF IV (referred to in this Section 10 as “Vista”) is engaged in (among other activities) managing and making equity and debt investments in software, data and technology-enabled businesses. The following is a description of Vista’s participation in a process with the Company that culminated in the execution of the Merger Agreement. For a review of the Company’s activities relating to that process, including its activities regarding other bidders for the shares, you are referred to the Company’s Schedule 14D-9 that will be mailed to stockholders.

Vista engages in discussions with regard to potential transactions of public and private companies both in response to company-initiated processes as well as proactively independent of existing sale processes.

Vista had previously identified the Company as an attractive fit for its investment strategy given the Company’s large and diversified recurring revenue base and market leading position in the web and data security industry. In March 2013, Vista noted that, in connection with Vista’s research of publicly available information related to the Company, a known activist investor had recently taken a position in the Company’s stock. In light of this development, on April 1, 2013, Vista called the Company and sent a follow-up email to introduce itself, register its interest in the Company and note that Vista was interested in participating in any sale process that the Company may undertake in the future. In addition, Vista requested an in-person introductory meeting in the near future.

On April 2, 2013, the Company responded to Vista indicating that it was not able to meet in person, but that management would be willing to have an introductory telephone call with Vista on April 3, 2013.

On April 3, 2013, Vista participated in a phone call with the Company’s management. During this phone call, Vista and the Company discussed Vista’s interest in participating in any process in the event the Company were to explore strategic alternatives including a sale of the Company. The Company informed Vista that it had engaged certain advisors in response to recent trading activity in the Company’s stock. The Company indicated that it appreciated Vista’s interest and that the Company or its advisors would be in touch to discuss next steps in the event the Company decided to move forward with a potential evaluation of strategic alternatives. Vista and the Company’s management did not discuss specific terms regarding management’s post-closing employment arrangements during such call or at any other time thereafter. Later that day, a representative of the Company’s financial advisor, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”), sent an email to Vista requesting a conference call on April 4, 2013.

On April 4, 2013, representatives of BofA Merrill Lynch and Vista participated in a conference call. The representatives of BofA Merrill Lynch informed Vista that it had been engaged by the Company in connection with the Company’s exploration of strategic alternatives, including a potential sale of the Company. The representatives of BofA Merrill Lynch indicated that the Company would be inviting other parties, in addition to Vista, to participate in a process and to attend management presentations that would provide potential bidders with information about the Company. The representatives of BofA Merrill Lynch and Vista then discussed scheduling an in-person management presentation the week of April 8th. The representatives of BofA Merrill Lynch further indicated that it would provide Vista with a draft confidentiality agreement. The representatives of BofA Merrill Lynch mentioned that, under the terms of the confidentiality agreement, Vista would not be permitted to contact potential debt financing providers without the prior written consent of the Company prior to the April 29th due date for initial indications of interest in a potential transaction. On April 8, 2013, Vista entered into a confidentiality agreement with the Company. A description of the confidentiality agreement will be set forth in the Company’s Schedule 14D-9.

On April 10, 2013, Vista attended in-person management presentation in San Diego, California that was conducted by the Company’s management with the assistance of representatives of BofA Merrill Lynch.

On April 16, 2013, representatives of Vista had a telephone conference with representatives of each of the Company and BofA Merrill Lynch to discuss certain questions from Vista regarding supplemental financial information provided by the Company following the in-person management presentations.

On April 20, 2013, Vista received a first round bid process letter from BofA Merrill Lynch, which described a formal bid process and timeline for a potential transaction involving the Company. The bid letter requested that Vista submit a preliminary proposal by April 29, 2013 for a transaction to acquire all of the outstanding stock of the Company

On April 20, 2013, John McCormack, the chief executive officer of the Company, met with Martin Taylor, a principal of Vista. At the meeting, Mr. McCormack and Mr. Taylor discussed the Company’s technology and product roadmap and the Company’s development organization and development offices.

On April 29, 2013, Vista submitted a preliminary, non-binding indication of interest, to acquire all of the Company’s outstanding stock for $23.00 per share in cash. Vista’s indication of interest also noted that if provided its requested due diligence information and access to the Company’s management, Vista would be prepared to enter into a definitive agreement for a fully financed transaction within 20 calendar days of the date of the indication of interest.

On April 30, 2013, at the direction of the Company’s Board representatives of BofA Merrill Lynch called Vista to discuss its initial indication of interest and to invite Vista to participate in the next round of the process. Representatives of BofA Merrill Lynch informed Vista that the Company would be seeking final bids by or before the end of May but that the Company was open to receiving proposals from the participants in the process prior to the formal bid deadline if the price and other terms of such proposals were compelling. Representatives of BofA Merrill Lynch also informed Vista that they would be granted access to the Company’s online data room later that week. Representatives of BofA Merrill Lynch and Vista discussed scheduling in-person meetings with management the week of May 6th. Representatives of BofA Merrill Lynch also informed Vista that it would be permitted to reach out to certain debt financing sources with the prior approval of the Company, and representatives of BofA Merrill Lynch noted that the Company had approved Vista contacting certain debt financing sources. On May 1, 2013, Vista submitted to representatives of BofA Merrill Lynch a supplemental due diligence request list regarding certain business, legal, accounting and tax matters.

On May 1, 2013, Brian Sheth, the President of Vista, met with Mr. McCormack and Michael Newman to discuss the bid process, due diligence requests and Vista’s proposed timeline and the general market position of the Company’s products.

Also on May 1, 2013, representatives of Vista had a follow-up telephone conference with representatives of BofA Merrill Lynch regarding Vista’s willingness and ability to complete all its remaining due diligence promptly and submit a final bid by May 17th. Representatives of BofA Merrill Lynch noted to Vista that it would discuss this timeline with the Company and its outside counsel, Cooley LLP (“Cooley”).

On May 2, 2013, at the direction of the Company’s Board representatives of BofA Merrill Lynch told Vista on a conference call that the Company would be willing to facilitate Vista’s attempt to meet its proposed timeline, assuming the proposal was compelling, by providing the remaining due diligence materials and a draft merger agreement. Representatives of BofA Merrill Lynch and Vista also scheduled in-person management meetings the week of May 6th and discussed certain due diligence requests. On the same day, Vista was granted access to an electronic data room containing financial, operating, intellectual property, human resource legal and other information concerning the Company.

During the following two weeks, Vista and its advisors continued their due diligence of the Company.

On May 3, 2013, Kirkland & Ellis LLP (“K&E”), outside counsel to Vista, held a conference call with Cooley, to discuss the bid process and the terms Cooley contemplated including in the draft form of merger agreement. Cooley noted that it intended to propose a one-step merger structure because of expected timing needs of bidders for completion of financing. K&E indicated to Cooley Vista’s interest in and ability to attempt to reach a deal on an accelerated timeline and noted Vista’s willingness to use a tender offer structure in order to provide speed of execution and greater certainty of closing for the Company’s stockholders. In addition, K&E noted that, should Vista and the Company succeed in reaching a definitive agreement before the date that the Company was considering as a deadline for binding bids from other process participants, Vista was willing to consider tailored exceptions to the traditional post-signing non-solicitation covenants in recognition of the possible acceleration of the process timeline as compared to the timeline that other bidders were able to meet. Cooley responded that the Board was prepared to review any proposals, but that ultimately the Company’s willingness to consider proceeding on an accelerated timeline would be predicated on Vista making a compelling offer on price and deal terms.

On May 6, 2013, a draft form of merger agreement, prepared by Cooley was posted in the electronic data room and made available to Vista and its advisors. The draft merger agreement contemplated an all-cash one-step merger structure.

On May 8th and 9th, Vista attended in-person due diligence sessions that were hosted by the Company’s management team and at which representatives of BofA Merrill Lynch were also in attendance.

On May 9, 2013, Vista received a final bid process letter via e-mail from representatives of BofA Merrill Lynch on behalf of the Company. The letter advised parties to submit a fully financed, binding written proposal to acquire 100% of the equity of the Company on or before June 3, 2013. The letter also requested that parties submit a mark-up of the draft merger agreement together with final forms of debt and equity commitments on or before May 24, 2013.

On May 10, 2013, K&E sent Cooley a mark-up of the draft merger agreement previously provided by Cooley. In the mark-up of the agreement, Vista indicated that it was prepared to discuss the possibility of a dual-track acquisition structure whereby Vista would initiate a tender offer for all of the Company’s outstanding shares of common stock while the Company would soon thereafter file a proxy statement and prepare to hold a stockholders’ meeting to approve the merger agreement in the event the tender offer was unsuccessful.

On May 12, 2013, Vista contacted representatives of BofA Merrill Lynch to discuss the markup of the merger agreement submitted by K&E, timing of an expected response to that markup of the merger agreement and the remaining information needed to finalize its work in order to be in a position to submit a final offer later that week. Representatives of BofA Merrill Lynch inquired as to whether Vista would be able to secure the required financing to meet Vista’s proposed timeline. Vista indicated that it was making significant process towards securing debt financing commitments and that it expected to be in a position to make a binding offer by the end of that week.

On May 13, 2013, Cooley contacted K&E to advise that it would provide a revised draft of the merger agreement by May 14, 2013 and that the revised draft would reflect the dual-track structure previously proposed by Vista.

On May 14, 2013, Cooley sent to K&E a revised draft of the merger agreement, which included the dual-track structure as previously discussed between the parties.

On May 15, 2013, the Company made available in the electronic data room an initial draft of the disclosure schedules to the form of merger agreement that had been previously made available on May 6, 2013.

On May 16, 2013, Vista submitted to the Company a definitive, fully-financed and binding proposal to acquire the Company for $24.00 per share in cash, including the Debt Commitment Letter signed by the Debt Commitment Parties, a draft of the Equity Commitment Letter for VEPF IV, a limited guarantee in favor of the Company from VEPF IV and a revised draft of the merger agreement. The proposal letter also provided that the proposal would expire if a definitive agreement was not entered into before the market opened on May 20, 2013.

The revised draft of the merger agreement submitted by Vista provided for a limited exception to the “no-shop” provision. The exception would permit the Company to continue negotiations following the execution of a definitive merger agreement until May 31 in connection with acquisition proposals received from certain “excluded parties” who had submitted acquisition proposals before the announcement of a definitive agreement with Vista and with whom the Company had been engaged in active discussions as of the date of any such definitive agreement. The draft provided a single-tier break-up fee of 4% of the equity value of the transaction if the Company terminated the Vista transaction to accept a superior proposal. The draft also provided that the Company would reimburse Vista’s expenses up to 1% of the equity value of the transaction in the event the agreement is terminated because either the stockholders do not approve the merger agreement or the Company willfully breaches its representations, warranties and covenants in the merger agreement.

On May 17, 2013, K&E called Cooley to discuss the structure of the exceptions to the no-shop.

On the evening of May 17, 2013, at the direction of the Company’s Board representatives of BofA Merrill Lynch called Vista to discuss its proposal, including the price per share offered by Vista. In addition to requesting that Vista increase its offer price, representatives of BofA Merrill Lynch requested that Vista extend the period of time that the Company would be permitted to continue negotiations with certain excluded parties from May 31st to June 17th. BofA Merrill Lynch proposed that the termination fee payable by the Company in the event the Company terminated the merger agreement to enter into a superior offer agreement with an

“excluded party” be reduced from 4% to 0.75% of the equity value of the transaction and that the generally applicable termination fee payable by the Company in other circumstances be reduced from 4% to 2.75% of equity value. In addition, representatives of BofA Merrill Lynch asked that the cap on the Company’s obligation to reimburse Vista’s expenses be reduced from 1% to approximately 0.5% of equity value of the transaction.

Over the course of May 18th, Vista had multiple discussions with representatives of BofA Merrill Lynch and K&E had multiple discussions with Cooley regarding the proposal submitted on May 16th and the requests and revised terms proposed by representatives of BofA Merrill Lynch, at the direction of the Company’s Board on May 17th. In response to the Company’s proposals from the evening of May 17th, Vista agreed to raise its offer price to $24.50 per share and proposed a termination fee payable by the Company in the event the Company terminated the merger agreement to enter into an agreement with an excluded party equal to 1.75% of the equity value of the transaction and proposed a termination fee payable by the Company in other circumstances equal to 3.5% of equity value. Vista also proposed that the Company be permitted to discuss acquisition proposals with certain excluded parties until June 7th, noting that such date was after the due date for binding proposals in the Company’s final-round process letter sent on May 9th. Vista accepted the Company’s proposal of 0.5% of equity value as the cap on expense reimbursement.

Later on May 18, 2013, representatives of BofA Merrill Lynch, at the direction of the Company’s Board, called Vista and requested that Vista further increase its offer price. Late the evening of May 18, 2013, Vista submitted its final offer of $24.75 per share.

On May 18 through the evening of May 19, 2013, Vista, the Company and their advisors worked towards finalizing the terms of the merger agreement with Cooley, including the provisions relating to termination rights, break-up fees to be payable by the Company and Vista upon the occurrence of certain events, and the Company’s ability to continue negotiations with certain parties as described above. K&E and Cooley also continued to finalize the terms of the limited guarantee, the equity and debt commitment letters and the disclosure schedules.

On the evening of May 19, 2013, the parties executed the Merger Agreement, Debt Commitment Letter, Equity Commitment Letter and the Limited Guarantee.

On May 20, 2013, before the opening of trading on Nasdaq, the Company and Vista issued a joint press release announcing the execution of the Merger Agreement.

On May 24, 2013, the parties filed a Premerger Notification and Report Form under the HSR Act.

On May 28, 2013, Purchaser commenced the Offer.

11. The Merger Agreement.

The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, which is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 8 —“Certain Information Concerning the Company.” Capitalized terms used but not defined herein will have the respective meanings given to them in the Merger Agreement. Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

The Merger Agreement

The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company. The Company’s stockholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates.

The Offer

The Merger Agreement provides that Purchaser will commence the Offer as promptly as practicable but in no event later than May 28, 2013, and that, subject to the satisfaction of the Minimum Condition, the Financing Proceeds Condition and the other Tender Offer Conditions that are described in Section 15 — “Conditions of the Offer,” Purchaser will (and Parent will cause Purchaser to) accept for payment and pay for all Shares validly tendered and not withdrawn promptly following the applicable expiration date of the Offer. The initial expiration date of the Offer will be 9:00 a.m., New York City time, on Monday, June 25, 2013.

Terms and Conditions of the Offer. The obligations of Purchaser to, and Parent to cause Purchaser to, accept for payment, and pay for, any Shares tendered pursuant to the Offer are subject to the Tender Offer Conditions described in Section 15 — “Conditions of the Offer.” The Tender Offer Conditions are for the sole benefit of Parent and Purchaser, and Parent and Purchaser may waive, in whole or in part, Tender Offer Conditions at any time and from time to time, in their sole discretion, other than the Minimum Condition, which may be waived by Parent and Purchaser only with the prior written consent of the Company. Parent and Purchaser expressly reserve the right to increase the Per Share Amount or to waive or make any other changes in the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement; provided, however, that unless otherwise expressly provided in the Merger Agreement or previously approved by the Company in writing, Purchaser shall not (A) decrease the Per Share Amount, (B) change the form of consideration payable in the Offer, (C) decrease the maximum number of Shares sought to be purchased in the Offer, (D) impose conditions or requirements to the Offer in addition to the Tender Offer Conditions or amend or modify any Tender Offer Conditions in a manner that adversely affects or reasonably could adversely affect any holder of Shares, (E) change or waive the Minimum Condition, (F) extend or otherwise change the expiration date in a manner other than as required or permitted by the Merger Agreement, or (G) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act.

Extensions of the Offer. The Merger Agreement provides that Purchaser will, so long as neither the Company nor Parent terminates the Merger Agreement in accordance with its terms, extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or NASDAQ that is applicable to the Offer (including, in accordance with the position of the staff of the SEC, any required extension of the Offer to ensure that at least five (5) business days will remain in the Offer following disclosure of the satisfaction or waiver of the Financing Proceeds Condition). In the event that any of the Tender Offer Conditions are not yet satisfied or waived as of any then-scheduled expiration date of the Offer, Purchaser may in its discretion extend the Offer for successive periods of up to ten (10) business days each. Also, the Merger Agreement provides that Purchaser shall have the right, in its sole discretion, to extend the Offer beyond any then-scheduled expiration of the Offer for one or more consecutive increments of up to five (5) business days each, the length of each such period to be determined by the Parent in its sole discretion (or such longer period as Parent and the Company may mutually agree) to the extent (x) the Parent and the Purchaser have waived the Financing Proceeds Condition, (y) all of the Tender Offer Conditions other than the Financing Proceeds Condition have been satisfied or waived and (z) the debt financing (or any alternative financing contemplated by the Merger Agreement) has not actually been received by Purchaser or Parent, and the lenders party to the Debt Commitment Letter (or to the commitments with respect to any alternative financing) have not definitively and irrevocably confirmed in writing to the Parent and the Purchaser that the debt financing (or alternative financing) in an amount sufficient (together with the Equity Financing and cash available to the Company) to consummate the Offer and the Merger will be available at the Offer Closing on the terms set forth in the Debt Commitment Letter (or alternative financing commitments) and subject only to the satisfaction of the Tender Offer Conditions (and contribution by Parent or Purchaser of the proceeds of the Equity Financing). Additionally, if (x) the Financing Proceeds Condition has been satisfied or waived less than five (5) business days prior to the then-scheduled expiration of the Offer (including the then-scheduled expiration date of the Offer) and (y) all of the other Tender Offer Conditions have been satisfied or waived at the then-scheduled expiration of the Offer, then Purchaser and Parent will have a one-time right to extend the Offer for a period of up to five (5) business days. In addition, if any of the conditions to the Offer are not yet satisfied or waived as of any then-scheduled expiration date of the Offer, the Merger Agreement provides that Purchaser will be required to extend the Offer if requested by the Company, for successive extension periods of up to ten (10) business days. The Merger Agreement provides that Purchaser has no obligation to accept for payment any Shares tendered pursuant to the Offer until the expiration of the Marketing Period (as defined below). In addition, Purchaser is not required to extend the Offer beyond the earlier to occur of the End Date and three (3) business days after the Proxy Statement Clearance Date. The “End Date” means November 15, 2013.

If at any then-scheduled expiration date (i) any Tender Offer Conditions have not been satisfied or waived (to the extent waivable by Parent and Purchaser) and (ii) three (3) business days have elapsed since the Proxy Statement Clearance Date, then (x) Purchaser may irrevocably and unconditionally terminate the Offer or (y) from and after the close of business on July 3, 2013, the Company may cause Purchaser to irrevocably and unconditionally terminate the Offer at the then-scheduled expiration date. If the Offer is terminated as described in the foregoing sentence, the Company will proceed with and take all actions necessary to hold the Stockholders’ Meeting (as defined below) to adopt the Merger Agreement in accordance with the terms of the Merger Agreement.

Recommendation

The Company has represented in the Merger Agreement that the Board has, at a meeting duly called and held, unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable to, and in the best interest of, the Company and its stockholders, (ii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, (iii) authorized and approved the Top-Up and the issuance of Shares pursuant to the Top-Up, and (iv) resolved to recommend that the stockholders of the Company tender their Shares to Parent pursuant to the Offer, and, if applicable, approve the adoption of the Merger Agreement and the Merger. We refer to the recommendation in clause (iv) above as the “Recommendation.”

The Company’s Board of Directors

The Merger Agreement provides that upon the acceptance for payment of any Shares pursuant to the Offer (the “Acceptance Time”), Purchaser will be entitled to elect or designate the number of directors, rounded up to the next whole number, to the Board that is in the same proportion as the percentage of Shares then beneficially owned by Parent and its affiliates to the total number of Shares outstanding. The Company is required to take all such actions necessary to cause individuals designated by Purchaser to be appointed to the Board. The Company will also cause individuals designated by Purchaser to constitute the number of members, rounded up to the next whole number, on each committee of the Board that represents the same percentage as individuals designated by Purchaser represent on the Board. Notwithstanding the foregoing, the Merger Agreement provides that if Purchaser’s designees are elected or designated to the Board, the Company shall cause the Board to maintain three directors who are members of the Board on or prior to the date hereof and who are not officers, directors or employees of Parent, Purchaser or any of their affiliates, each of whom shall be an independent director as defined by the NASDAQ Stock Market Rule 5605(a)(2) and eligible to serve on the Company’s audit committee under the Exchange Act and NASDAQ Stock Market Rule 5605(a)(2), and at least one of whom shall be an “audit committee financial expert” under the Securities Act.

Top-Up

Pursuant to the Merger Agreement, the Company has granted to Purchaser and Parent an option (the “Top-Up Option”) to purchase from the Company the number of newly issued Shares equal to the lesser of (i) the number of Shares that, when added to the number of Shares owned by Parent and Purchaser, constitutes one share more than 90% of the Shares that would be outstanding immediately after the issuance of all Shares subject to the Top-Up Option on a fully diluted-basis or (ii) the aggregate number of Shares that the Company is authorized to issue under its certificate of incorporation but that are not issued and outstanding (and are not subscribed or otherwise committed to be issued) at the time of exercise of the Top-Up Option. The Top-Up Option may be exercised by Parent or Purchaser, in whole or in part, at any time on or after the Acceptance Time, in its sole discretion, provided that the obligation of the Company to deliver Top-Up Shares is subject to the conditions, unless waived by the Company, that (x) immediately following the exercise, the number of Shares owned by Parent and Purchaser constitute one share more than 90% of the Shares that would be outstanding immediately after the issuance of all Shares to be issued upon exercise of the Top-Up Option, calculated on a fully-diluted basis and (y) the Minimum Condition is satisfied. The Top-Up Option, however, may not be exercised to the extent the number of Shares issuable upon exercise of the Top-Up Option would exceed the number of authorized but unissued and unreserved Shares.

The aggregate purchase price payable for the Top-Up Shares will be determined by multiplying the number of Top-Up Shares by the Per Share Amount. Such purchase price may be paid by Parent or Purchaser, at its election, either (i) entirely in cash, (ii) by payment in cash of the aggregate par value of the Top-Up Shares and payment of the balance by executing and delivering to the Company a promissory note (with full recourse to Parent) having a principal amount equal to the difference between the purchase price and the aggregate par value of the Top-Up Shares, or (iii) any combination thereof. Any such promissory note will bear simple interest at the rate of 6% per annum and mature on the first anniversary date of execution.

Pursuant to the Merger Agreement, Parent, Purchaser and the Company agreed that the issuance of the Top-Up Shares will not be taken into account in any appraisal proceeding under Section 262 of the DGCL, and none of the Parties will take any position to the contrary at any appraisal proceeding.

The Merger

The Merger Agreement provides that, following completion of the Offer, if applicable, and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time, Purchaser will be merged with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser will cease, and the Company will be the Surviving Corporation in the Merger and will become a wholly-owned subsidiary of Parent.

In the event that the Minimum Condition is not met, and in certain other circumstances, the parties have agreed to complete the Merger without the prior completion of the Offer, after the receipt of the Stockholder Approval (as defined below).

Certificate of Incorporation; Bylaws; Directors and Officers of the Surviving Corporation. At the Effective Time, The Company’s certificate of incorporation as in effect immediately prior to the Effective Time will be amended so as to read in its entirety as set forth in the applicable exhibit to the Merger Agreement, and as so amended, will be the certificate of incorporation of the Surviving Corporation. The Company’s bylaws as in effect immediately prior to the Effective Time will be amended so as to read in its entirety as the bylaws of Purchaser, and as so amended, will be the bylaws of the Surviving Corporation. The individuals set forth in the applicable schedule to the Merger Agreement will become the directors and officers of the Surviving Corporation.

Merger Closing Conditions. The obligations of Parent and Purchaser, on the one hand, and the Company, on the other hand, to complete the Merger are each subject to the satisfaction or (to the extent permitted by applicable law) the waiver of the following conditions:

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the affirmative vote of holders of a majority of Shares entitled to vote at a stockholders’ meeting to adopt the Merger Agreement (the “Stockholder Approval”) shall have been obtained, if required by applicable law;

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the waiting period applicable to the Merger and, unless the Offer Termination (as defined below) shall have occurred, the Offer under the HSR Act shall have expired or early termination shall have been granted;

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no temporary restraining order, preliminary or permanent injunction or other order by any court of competent jurisdiction shall remain in effect enjoining or otherwise preventing or prohibiting the consummation of the Merger; and

•	Purchaser shall have accepted for payment the Shares validly tendered and not validly withdrawn pursuant to the Offer, unless the Offer Termination shall have occurred.

Solely if the Offer Termination shall have occurred or the Offer closing shall not have occurred, the obligations of Parent and Purchaser, on the one hand, and the Company, on the other hand, to complete the Merger shall be subject to conditions similar to the Offer conditions, except for the addition of a condition that stockholders have adopted the Merger Agreement and the inapplicability of (i) the Minimum Condition and (ii) the Financing Proceeds Condition.

Merger Consideration. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Parent, Purchaser or the Company (or held in its treasury), any subsidiary of Parent or the Company, or by any stockholder of the Company who or which is entitled to appraisal rights under Section 262 of the DGCL and properly exercises and perfects appraisal of such Shares pursuant to, and complies in all respects with, the applicable provisions of Delaware law) will be converted into the right to receive the Per Share Amount in cash net to the seller in cash without interest and less any applicable withholding taxes, if any. All Shares converted into the right to receive the Per Share Amount shall automatically be canceled and cease to exist.

Payment for Shares. Before the Merger, Parent will designate a bank or trust company reasonably acceptable to the Company to make payment of the Merger Consideration (which we refer to as the “Paying Agent”). At the Effective Time, Parent will cause to be deposited, with the Paying Agent, cash sufficient to make payment of the aggregate consideration payable to the stockholders in connection with the Merger.

Promptly after the Effective Time (but in no event later than five (5) days thereafter), the Surviving Corporation will cause to be mailed to each holder of record of Certificates a letter of transmittal and instructions for use in effecting the surrender of Certificates in exchange for the Merger Consideration. The Paying Agent will pay the Merger Consideration to the stockholders upon receipt of (1) surrendered certificates representing the Shares and (2) a signed letter of transmittal and any other items specified by the Paying Agent. Interest will not be paid or accrue in respect of the Merger Consideration. Each of the Surviving Corporation, Purchaser and Parent are entitled to reduce the amount of any Merger Consideration paid to the stockholders by any applicable withholding taxes.

At any time following twelve (12) months after the Effective Time, the Surviving Corporation will be entitled to require the Paying Agent to deliver to it any funds which had been made available to the Paying Agent and not disbursed to holders of Share Certificates, and thereafter, such holders shall be entitled to look to the

Surviving Corporation only as general creditors thereof with respect to the Merger Consideration that may be payable upon due surrender of the Share Certificates held by them. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any governmental body shall become, to the extent permitted by applicable law, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any person previously entitled thereto.

Treatment of Equity Awards. At the earlier to occur of the Acceptance Time and the Effective Time (the “Acceleration Time”), each outstanding, unexpired and unexercised option, whether or not vested, will be cancelled and converted into the right to receive cash in an amount equal to (i) the total number of Shares subject to such option immediately prior to the Acceleration Time (without regard to vesting) multiplied by (ii) the excess, if any, of (x) the Merger Consideration over (y) the exercise price payable per Share under such option. No holder of an option that has an exercise price per Share that is equal to or greater than the Merger Consideration shall be entitled to any payment on such options, either before or after the Acceleration Time. Each holder of restricted stock will have the right to tender such restricted stock into the Offer, subject to and contingent upon the occurrence of the acceptance for purchase of Shares tendered pursuant to the Offer. At the Acceleration Time, each share of restricted stock will be treated as a Share for the purposes of the Merger Agreement and will be entitled to receive the Merger Consideration. At the Acceleration Time, each restricted stock unit then outstanding will be cancelled and converted into the right to receive cash in an amount equal to (i) the total number of Shares subject to such restricted stock unit immediately prior to the Acceleration Time without regard to vesting multiplied by (ii) the Merger Consideration.

Representations and Warranties

The Merger Agreement contains representations and warranties of the Company, Parent and Purchaser.

In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser with respect to, among other things:

•	the corporate organization and qualification of the Company and its subsidiaries;

•	the organizational documents of the Company and its subsidiaries;

•	the Company’s capital structure;

•	the Company’s financial statements and filings with the SEC;

•	the absence of certain changes since certain specified dates;

•	title to material assets owned by the Company and its subsidiaries;

•	real property owned and leased by the Company and its subsidiaries;

•	intellectual property;

•	material contracts;

•	the absence of undisclosed liabilities;

•	compliance with legal requirements by the Company and its subsidiaries;

•	certain business practices of the Company and its subsidiaries;

•	compliance with and possession of governmental authorizations by the Company and its subsidiaries;

•	tax matters;

•	employee benefits and other employee matters;

•	environmental matters;

•	insurance coverage;

•	the absence of legal proceedings involving the Company and its subsidiaries;

•	the Company’s corporate power and authority to enter into the Merger Agreement;

•	the due execution and delivery by the Company of the Merger Agreement and the enforceability of the Merger Agreement against the Company;

•	the inapplicability of state takeover statutes or regulations to the Offer or the Merger;

•	the shareholder vote required to approve the Merger Agreement;

•	the absence of conflicts with the Company’s organizational documents, applicable law or contracts to which the Company or any of its subsidiaries is a party;

•	the fairness opinion delivered to the Company by Merrill Lynch, Pierce, Fenner & Smith Incorporated as financial advisor to the Company;

•	financial advisors; and

•	economic sanctions.

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to the Company with respect to, among other things:

•	the corporate organization and qualification of Parent and Purchaser;

•	Parent’s and Purchaser’s corporate power and authority to enter into the Merger Agreement;

•	the due execution and delivery by Parent and Purchaser of the Merger Agreement and the enforceability of the Merger Agreement against Parent and Purchaser;

•	the absence of conflicts with the organizational documents of Parent or Purchaser, applicable law or contracts to which Parent or Purchaser is a party;

•	the accuracy of the information supplied by Parent or Purchaser for inclusion in the Schedule 14D-9 or Information Statement and the proxy statement;

•	the absence of legal proceedings involving Parent or Purchaser;

•	Parent’s and Purchaser’s ownership of the Company’s common stock;

•	Parent’s ability to obtain sufficient financing for the transactions contemplated by the Merger Agreement;

•	Parent’s solvency after giving effect to the transactions contemplated by the Merger Agreement;

•	the absence of certain arrangements between Parent, Purchaser, the guarantors or any of their affiliates and any member of the Company’s management or Board or shareholders of the Company; and

•	brokers and other advisors.

None of the representations and warranties contained in the Merger Agreement survives the consummation of the Merger.

Some of the representations and warranties in the Merger Agreement made by the Company are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, “Material Adverse Effect” means any event, violation, inaccuracy, circumstance or other matter (whether or not any such matter, considered together with all other matters, would constitute a breach to the representations, warranties, covenants or agreements of the Company set forth in the Agreement) which had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (a) the business, assets, financial condition or results of operations of the Company and its subsidiaries taken as a whole or (b) the ability of the Company to consummate the transactions contemplated by the Merger Agreement in a timely manner. For the purposes of clause (a) above, none of the following will be deemed in and of themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there is, or would reasonably likely to be, a “Material Adverse Effect”:

•	any change in the market price or trading volume of the Company’s stock;

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any event, violation, inaccuracy, circumstance or other matter directly resulting from the announcement or pendency of the Transactions (other than for purposes of representations and warranties regarding non-contravention and consents), including to the extent so resulting in, any reduction in billings or revenue, any disruption in (or loss of) supplier, distributor, partner, reseller or similar relationships, loss of any customer or any loss of employees;

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any event, circumstance, change or effect in the industries in which the Company and its subsidiaries operate or in the economy generally or other general business, financial or market conditions, except to the extent that the Company and its subsidiaries are adversely affected disproportionately relative to the other participants in such industries or the economy generally, as applicable;

•	any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to fluctuations in the value of any currency;

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any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to any act of terrorism, war, national or international calamity or any other similar event, except to the extent that such event, circumstance, change or effect disproportionately affects the Company and its subsidiaries relative to other participants in the industries in which the Company and its subsidiaries operate or the economy generally, as applicable;

•	the failure of the Company and its subsidiaries to meet internal or analysts’ expectations or projections or the results of operations of the Company and its subsidiaries;

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any adverse effect arising directly from or otherwise directly relating to any action taken by the Company or its subsidiaries at the written direction of Parent or any action specifically required to be taken by the Company and its subsidiaries, or the failure of the Company and its subsidiaries to take any action that the Company and its subsidiaries are specifically prohibited by the terms of the Merger Agreement from taking to the extent Parent fails to give its consent thereto after a written request therefor;

•	any action taken by the Company or its subsidiaries at Parent’s written request or otherwise required by the Merger Agreement;

•	any change resulting or arising from the identity of, or any facts or circumstances relating to, Parent, Purchaser or any of their respective affiliates;

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any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to any change in, or any compliance with or action taken for the purpose of complying with, applicable law or GAAP (or interpretations of applicable law or GAAP); or

•	any change or prospective change in the Company’s credit ratings.

The parties agreed that the exceptions in the first, sixth and eleventh bullets will not prevent or affect a determination that the underlying cause of any such occurrence or failure referred to therein (if not otherwise addressed by the exceptions) is or would be reasonably likely to be a Material Adverse Effect.

Conduct of Business of the Company

The Merger Agreement provides that, except (i) as may be otherwise required by applicable law, (ii) with the prior written consent of Parent, (iii) as expressly contemplated, required or permitted by the Merger

Agreement or (iv) as previously disclosed to Parent in connection with the Merger Agreement, during the period of time between the date of the signing of the Merger Agreement and the Effective Time, the Company shall, and shall cause its subsidiaries to:

•	conduct its business in the ordinary course;

•	notify Parent of any knowledge of any notice alleging that consent of such person may be required in connection with the transactions contemplated by the Merger Agreement;

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notify Parent of any legal proceedings commenced (or to its knowledge threatened) involving the Company or its subsidiaries in connection with the transactions contemplated by the Merger Agreement; and

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use commercially reasonable efforts to preserve the material components of its business organizations intact, including keeping available the services of current officers and key employees, and maintain existing relations and good will with all material suppliers, material customers governmental bodies and other material business relationships

The Company has also agreed that, until the effective time of the Merger, except as expressly required by the Merger Agreement, with the prior written consent of Parent or as set forth in the disclosure schedule that the Company delivered to Parent in connection with the execution of the Merger Agreement, the Company will not and will not permit its subsidiaries to:

•	declare or pay any dividend or make any other distribution;

•	repurchase, redeem or otherwise reacquire any shares of its capital stock or equity securities;

•	establish, adopt, terminate or amend any employee plan, or amend or waive any of its rights thereunder;

•	enter into any change-in-control agreement with any executive officer, employee, director or independent contractor or any retention agreement with any executive officer or director;

•	enter into any employment or severance agreement with any executive officer or director or other employee with a base salary in excess of a stated amount;

•	hire any employee with an annual base salary in excess of a stated threshold;

•	enter into any agreement with respect to the voting of its capital stock;

•	amend or permit the adoption of any amendment to the its Certificate of Incorporation or bylaws or other charter or organizational documents;

•	form any subsidiary, acquire any equity interest or other interest in any other entity or enter into any joint venture, partnership, limited liability corporation or similar arrangement;

•	make capital expenditures in excess of those contained in the Company’s budget;

•	acquire, transfer, encumber or otherwise dispose of any material right or other material asset or property;

•	lend money or make capital contributions or advances to or make investments in, any person or incur or guarantee any indebtedness;

•

amend, modify in any material respect, terminate or enter into any material contract or enter into any contract which if entered into prior to the date of the Merger Agreement would have been a material contract and required to be disclosed to Parent, excluding any non-exclusive distribution, reseller or end user customer agreements;

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except as required by applicable legal requirement, make any material change to any accounting method, accounting period or tax election or waive or extend the statute of limitations with respect to any material tax;

•	commence any legal proceeding;

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settle, release, waive or compromise any legal proceeding or other claim (or threatened legal proceeding or other claim), other than any legal proceeding relating to a breach of the Merger Agreement or any other agreements contemplated thereby;

•	enter into any collective bargaining agreement or other agreement with any labor organization or works counsel;

•	adopt or implement any stockholder rights plan or similar arrangement;

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fail to make any material filing, pay any fee, or take another action necessary to maintain in full force and effect any trademark or trade name that is material to the conduct of the business of the Company and its subsidiaries, as a whole, as currently conducted;

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waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or re-price options granted under any benefit plan or authorize cash payments in exchange for any options granted under any benefit plan;

•	knowingly disclose any material trade secrets of the Company and its subsidiaries; or

•	adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries.

No Solicitation

From the date of the Merger Agreement until the earlier to occur of the termination of the Merger Agreement and the Effective Time, the Company agreed that it will not and will cause its subsidiaries not to and will direct its respective officers, directors, employees, attorneys, accountants, investment bankers, consultants, agents, financial advisors, other advisors and other representatives, whom we refer to collectively as “representatives,” not to:

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except with respect to certain Excluded Parties as described below, continue any solicitation, knowing encouragement, discussions or negotiations with any person that may be ongoing with respect to an Acquisition Proposal (as defined below);

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directly or indirectly solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information) any inquiries regarding or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to an Acquisition Proposal;

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directly or indirectly engage in, continue or participate in any discussions or negotiations regarding, or furnish to any other person any non-public information in connection with or for the purpose of knowingly facilitating, any Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; or

•

directly or indirectly enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal.

The Company agreed to deliver written notice to each person that previously entered into a confidentiality agreement in anticipation of making an Acquisition Proposal and to direct such person to destroy or return all confidential information concerning the Company and its subsidiaries. However, until June 7, 2013 (the “Excluded Party Deadline”), the Company is permitted to continue discussions and negotiations with any person or group of Persons who has made an Acquisition Proposal prior to the date of the Merger Agreement and with whom the Company has been actively engaged in discussions or negotiations with respect to an Acquisition Proposal as of the date of the Merger Agreement which could reasonably be expected to result in a Superior

Offer (as defined below). Following the Excluded Party Deadline, all of the restrictions described in this section entitled “No Solicitation” will be applicable to the Excluded Parties.

Notwithstanding the restrictions described above, at any time before the Acceptance Time (or, if the Offer is terminated, at any time prior to obtaining Stockholder Approval), if the Company or any of its representatives receives an unsolicited bona fide written Acquisition Proposal from any person which was made or renewed on or after the date of the Merger Agreement and did not result from a breach of the restrictions described in this section titled “No Solicitation,” the Company and its representatives may contact such person to clarify the terms and conditions of such Acquisition Proposal. In addition, if the Board determines in good faith, after consultation with independent financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Offer, then the Company and its representatives may (i) furnish information (including non-public information) concerning the Company pursuant to a customary confidentiality and standstill agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the confidentiality agreement between Vista Equity Partners III, LLC (an affiliate of Parent and Purchaser) and the Company and (ii) engage or otherwise participate in discussions or negotiations with the person making such Acquisition Proposal.

The Company has agreed that it will promptly, and in any event within twenty-four hours, notify Parent of any inquiries, proposals or offers with respect to an Acquisition Proposal (including any acquisition proposals received from an Excluded Party) that are received by the Company or its representatives and provide to Parent a summary of the material terms and conditions of any Acquisition Proposal. The Company is required to keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal and, if requested by Parent, reasonably inform Parent of the status of an Acquisition Proposal.

The Company is also required to promptly (and in any event within twenty-four hours) make available to Parent any information concerning the Company and its subsidiaries that is provided to any third party making an Acquisition Proposal if the information has not previously been made available to Parent. The Company and its subsidiaries are prohibited from entering into confidentiality agreements with any person that would prohibit the Company from providing information to Parent or otherwise complying with its obligations as described in this section titled “No Solicitation.”

The Company Board’s Recommendation. Subject to the provisions described below, the Board agreed to recommend that the holders of Shares tender their Shares to Purchaser pursuant to the Offer and, if required by applicable legal requirements, adopt the Merger Agreement.

The Merger Agreement provides that, during the time between the date of the Merger Agreement and the earlier of the Effective Time and the termination of the Merger Agreement, the Board and its committees will not (i) withdraw (or modify in a manner adverse to Parent or Purchaser) or publicly propose to withdraw (or modify in a manner adverse to Parent or Purchaser) the Recommendation or (ii) approve, recommend or declare advisable, or propose to publicly approve, recommend or declare advisable, any Acquisition Proposal (any action described in clauses (i) or (ii) a “Company Adverse Change Recommendation”). The Merger Agreement also provides that, before the earlier of the Effective Time and the termination of the Merger Agreement, the Board will not approve, recommend or declare advisable, or propose to approve recommend or declare advisable or allow the Company or any of its subsidiaries to enter into a contract either with respect to an Acquisition Proposal or requiring (or is reasonably expected to cause) the Company to abandon, terminate, delay or fail to consummate, or would otherwise materially impede, interfere with or be inconsistent with, the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

Notwithstanding the foregoing, at any time before the Acceptance Time and at any time prior to the receipt of the Stockholder Approval, if the Company has received an unsolicited bona fide written Acquisition Proposal that has not been withdrawn and the Board determines in good faith is a Superior Offer, the Company may make a Company Adverse Change Recommendation or terminate the Merger Agreement to enter into a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Superior Offer (a “Specified Agreement”) if and only if:

•

the Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would reasonably constitute a breach of the fiduciary duties of the Board under applicable legal requirements;

•

the Company shall have provided to Parent at least four business days’ advance written notice that the Board intends to effect a Company Adverse Change Recommendation or terminate the Merger Agreement to enter into a Specified Agreement (such notice, a “Determination Notice”);

•	the Company shall have provided to Parent the material terms and conditions of the Acquisition Proposal as required by the Merger Agreement;

•

during the four business days after the Determination Notice, the Company shall have given Parent the opportunity to propose revisions to the terms of the Merger Agreement or make another proposal so that the Acquisition Proposal would cease to constitute a Superior Offer and, during such four business day period, the Company shall have negotiated with Parent with respect to any proposed revisions; and

•

after considering the results of such negotiations and giving effect to the proposals (including with respect to the Financing (as defined below) and Limited Guarantee), the Board determines, after consultation with its outside legal counsel and in good faith, that (x) such Acquisition Proposal is a Superior Offer and (y) it would reasonably constitute a breach of fiduciary duties of the Board under applicable legal requirements if the Board were to fail to either make a Company Adverse Recommendation Change or terminate the Merger Agreement to accept such Superior Offer and enter into a Specified Agreement relating thereto.

The Board may also effect a Company Adverse Recommendation Change in response to any Change in Circumstance (as defined below) other than an Acquisition Proposal, if and only if:

•

the Board shall have determined in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would reasonably constitute a breach of the fiduciary duties of the Board to the stockholders under applicable legal requirements;

•

the Company shall have provided to Parent a Determination Notice at least four business days prior to making any such Company Adverse Change Recommendation and specified the Change in Circumstance in reasonable detail;

•

during the four business days after the Determination Notice, the Company shall have given Parent the opportunity to propose revisions to the terms of the Merger Agreement or make another proposal so that the Change in Circumstance would no longer necessitate a Company Adverse Change Recommendation and, during such four business day period, the Company shall have negotiated with Parent with respect to such proposed revisions or other proposal; and

•

after considering the results of such negotiations and giving effect to the proposals (including with respect to the Financing (as defined below) and Limited Guarantee), the Board determines, after consultation with its outside legal counsel and in good faith, that it would reasonably constitute a breach of fiduciary duties of the Board under applicable legal requirements if the Board were to fail to either make a Company Adverse Recommendation Change in response to such Change in Circumstance.

The restrictions and procedures described above relating to a Company Adverse Recommendation Change or termination of the Merger Agreement in response to either a Superior Offer or a Change in Circumstances apply to any material amendment to any Acquisition Proposal or any material change to the facts and circumstances relating to the Change in Circumstances. Any such amendment or material change will require the

Company to deliver a new Determination Notice and comply with such procedures; however, the references to four business days will be deemed to be references to two business days.

For purposes of this Offer to Purchase and the Merger Agreement:

•

“Acquisition Proposal” means any proposal or offer from any person or group (other than Parent and its affiliates), relating to any (A) acquisition or license of assets of the Company and its subsidiaries equal to 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable, (B) issuance or acquisition of 20% or more of the outstanding Shares, (C) recapitalization, tender offer or exchange offer that if consummated would result in any person or group beneficially owning 20% or more of the outstanding Shares or (D) merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company that if consummated would result in any person or group beneficially owning 20% or more of the outstanding Shares, in each case other than the transactions contemplated by the Merger Agreement.

•

“Change in Circumstances” means material event or development or material change in circumstances with respect to the Company that was (i) neither known to the Board nor reasonably foreseeable as of or prior to the date hereof nor actually known by the chief executive officer or chief financial officer of the Company nor reasonably foreseeable as of or prior to the date hereof and (ii) does not relate to (A) any Acquisition Proposal, (B) any events, changes or circumstances relating to VEPF IV, Parent, Purchaser or any of their affiliates, (C) clearance of the Merger under the HSR Act or other antitrust laws or (D) the mere fact the Company meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date hereof, or changes after the date of the Merger Agreement in the market price or trading volume of the Shares or the credit rating of the Company (however, the underlying reasons for such events may constitute such material event, development or change in circumstances).

•

“Superior Offer” means a bona fide written Acquisition Proposal that the Board determines, in its good faith judgment, after consultation with its outside legal counsel and its financial advisor of nationally recognized reputation, is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financing aspects (including certainty of closing) of the proposal and the person making the proposal and other aspects of the Acquisition Proposal that the Board deems relevant, and if consummated, would result in a transaction more favorable to the Company’s stockholders (solely in their capacity as such) from a financial point of view than the transaction contemplated by the Merger Agreement; provided that for purposes of the definition of “Superior Offer”, the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “80%.

Obligations with Respect to the Proxy Statement

The Merger Agreement provides that as promptly as practicable following the date of the Merger Agreement, the Company will prepare and file with the SEC in preliminary form a proxy statement relating to the Stockholders’ Meeting, which will reflect the Recommendation (subject to any Company Adverse Recommendation Change). If the adoption of the Merger Agreement by the Company’s stockholders is required by applicable law, then the Company shall have the right at any time after the latest of (i) the initial expiration date of the Offer, (ii) three (3) business days after the Proxy Statement Clearance Date and (iii) July 9, 2013, to (and Parent and Purchaser shall have the right, at any time beginning three (3) business days after the Proxy Statement Clearance Date, to request in writing that the Company, and upon receipt of such written request, the Company shall), as promptly as practicable, (x) take all actions necessary to establish a record date for and give notice of the Stockholders’ Meeting, (y) as soon as practicable after the Offer Termination, call and give notice of a meeting of the stockholders to vote on the adoption of the Merger Agreement and approval of the Merger and (z) mail a proxy statement to the holders of Shares as of the record date established for the Stockholders’ Meeting. Unless the Agreement is terminated in accordance with its terms, the Company is obligated to submit the Merger Agreement and Merger to its stockholders at the Stockholders’ Meeting even if the Board has made a Company Adverse Change Recommendation.

Financing Efforts

Each of Parent and Purchaser shall use its reasonable best efforts to obtain the Financing on the terms and conditions set forth in the Debt Commitment Letter and Equity Financing Commitment (together, the “Financing Commitments”), and shall not permit any amendment or modification to be made to, or any waiver of any provision under, the Financing Commitments, if such amendment, modification or waiver (i) reduces (or would reasonably be expected to have the effect of reducing) the aggregate amount of the debt financing or the Equity Financing (together, the “Financing”) (including by increasing the amount of fees to be paid or original issue discount, unless the debt financing or Equity Financing is increased by a corresponding amount or the debt financing is otherwise made available to fund such fees or original issue discount) or (ii) imposes new or additional conditions precedent or amends the conditions precedent to the receipt of the Financing in a manner adverse to Parent or Purchaser or otherwise expands, amends or modifies any other provision of the Financing Commitments in a manner that would reasonable be expected to delay or prevent the funding of the Financing or adversely impact the ability of Parent or Purchaser to enforce its rights against other parties to the Financing Letters or the definitive agreements with respect thereto.

The Company has agreed to use its reasonable best efforts, and to cause its subsidiaries to use their reasonable best efforts to provide and cause their respective representatives to provide all cooperation as Parent or Purchaser may reasonably request and that is customary in connection with the arrangement of the debt financing contemplated by the Debt Commitment Letter.

Marketing Period

In addition to the other Tender Offer Conditions described in Section 15—“Certain Conditions of the Offer”, the Offer is conditioned upon the completion of the Marketing Period. If the other conditions to the Merger have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing of the Merger, but subject to the satisfaction or waiver of such conditions at such time), then the Merger will occur on (i) the date following the satisfaction or waiver of such conditions that is the earliest to occur of (A) any business day during the Marketing Period specified by Parent to Company on no less than two (2) business days’ written notice to Company and (B) the third (3) business day after the final day of the Marketing Period, but subject, in each case, to the satisfaction or waiver of the other conditions to the Merger at such time (other than those conditions that by their nature are to be satisfied at the closing of the Merger, but subject to the satisfaction or waiver of such conditions at such time) or (ii) such other date, time, or place as agreed to in writing by Company and Parent. The “Marketing Period” is a period of fifteen (15) consecutive business days after the date of the Merger Agreement commencing on the first day on which Parent shall have received from the Company certain pertinent and customary information that is reasonably available to the Company and its subsidiaries, and certain financial statements business and other financial data and audit reports and other financial information reasonably needed by Parent and the financing sources (such information, the “required information”); provided that (a) July 5, 2013 shall not be considered a business day for purposes of determining the Marketing Period but in any event shall not restart the consecutive business day time period, and (b) if the Marketing Period were to commence but would not be completed in accordance with its terms prior to August 16, 2013, then the Marketing Period shall not commence prior to September 3, 2013. Notwithstanding the foregoing, the Marketing Period shall not commence and shall not be deemed to have commenced (A) prior to the commencement of the Offer or (B) if, on or prior to the completion of such fifteen (15) consecutive business day period, the Company shall have publicly announced any intention to restate any material financial information included in the required information or that any such restatement is under consideration, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed and the applicable required information has been amended or Company has announced that it has concluded that no restatement shall be required, and Parent shall have the required information on the first day, throughout and on the last day of such new fifteen (15) consecutive business day period.

Efforts to Close the Transaction

In the Merger Agreement, each of the Company, Parent and Purchaser agreed to use its reasonable best efforts to take, or cause to be taken, all actions necessary to consummate the Merger and make effective the other transactions contemplated by the Merger Agreement, including making all filings and give all notices required to be made or given, obtaining all consents required to be obtained and use commercially reasonable efforts to lift legal bars to the Merger.

In addition, each of the Company, Parent and Purchaser agreed to use their reasonable best efforts to take promptly any and all steps necessary to eliminate any impediment under the HSR Act and other antitrust laws. Such steps include negotiating, committing to and effecting, the sale, divestiture or disposition of assets, rights, product lines or businesses of Parent or its subsidiaries and/or those of the Company and its subsidiaries (but, with respect to the Company and its subsidiaries, only to the extent the Closing occurs). The parties also agreed to provide as promptly as reasonably practicable all information required by any governmental body pursuant to its evaluation of the transactions contemplated by the Merger Agreement under the HSR Act or other applicable antitrust laws.

Takeover Statute

If any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or similar state anti-takeover law or regulation becomes applicable to the Offer, the Merger, the Top-Up, including the acquisition of Shares pursuant thereto, or the other transactions contemplated by the Merger Agreement, Parent and the Company, and their respective Boards of Directors, shall use their respective reasonable best efforts to grant such approvals and take such actions as are necessary to eliminate the effects of such statute or regulation on the Offer, the Merger, the Top-Up and the other transactions contemplated by the Merger Agreement.

Indemnification, Exculpation and Insurance

The Merger Agreement provides that all existing rights to indemnification that the present directors and officers of the Company and our subsidiaries are entitled to that are contained in the organizational documents of the Company or the organizational documents of any of its subsidiaries as in effect as of May 19, 2013, or as provided in any indemnification agreement between the Company or its subsidiaries and any such person as in effect as of May 19, 2013, will survive the Merger and will be observed by the Surviving Corporation to the fullest extent permitted by Delaware law for a period of six years from the effective time of the Merger.

In addition, the Merger Agreement provides that Parent and the Surviving Corporation will indemnify and hold harmless each director or officer of the Company or any of its subsidiaries against any losses, claims, damages, liabilities, fees, expenses, judgments or fines in connection with any threatened or actual action, suit, charge, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation based on, or arising out of, in whole or in part, the fact that such director or officer is or was a director or officer of the Company or any of its subsidiaries or any of their respective predecessors. The Merger Agreement also provides that Parent and the Surviving Corporation will also advance reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by such directors and officers in connection with matters for which such directors and officers are eligible to be indemnified pursuant to the Merger Agreement (to the extent permitted by applicable law).

The Merger Agreement also provides that, from the effective time until the sixth anniversary of the effective time, the Surviving Corporation will maintain in effect the Company’s current insurance coverage with respect to the Company’s directors and officers. Alternatively, the Company may, prior to the effective time of the Merger, purchase a tail policy to the Company’s current policy of directors’ and officers’ liability insurance for a period of six years from the effective time of the Merger. If the tail policy is not purchased, the cost of such insurance coverage to be maintained by the Surviving Corporation will not exceed 250% of the annual premium currently paid by the Company for such insurance and, if the premium for such insurance coverage would exceed such amount, Parent shall be obligated to cause the Surviving Corporation to obtain a policy or policies with the greatest coverage available for a cost equal to such amount.

Employee Benefits

For a period of one year following the effective time of the Merger, with respect to employees of the Company or its subsidiaries immediately before the effective time of the Merger who remain employed during such one year period (the “Continuing Employees”), Parent will provide, or will cause to be provided, base salary and base wages, short-term cash incentive compensation opportunities and benefits (excluding equity based compensation) that are substantially comparable in the aggregate to such base salary and base wages, short-term cash incentive compensation opportunities and benefits (excluding equity based compensation provided to such Continuing Employees immediately prior to the execution of the Merger Agreement.

Stockholder Litigation

The Company has given Parent the right to review and comment on all material filings or responses to be made by the Company in connection with any litigation against the Company and/or its directors relating to the transactions contemplated by the Merger Agreement. The Company also granted Parent the right to consult on the settlement with respect to such litigation, and the Company will in good faith take such comments into account. In addition, the parties agreed that no such settlement shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). The Company will promptly notify Parent of any such litigation and shall keep Parent reasonably and promptly informed with respect to the status thereof.

Other Covenants

The Merger Agreement contains other customary covenants, including, but not limited to, covenants relating to public announcements, access to information, employee benefits, executive compensation and confidentiality.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Stockholder Approval:

•	by mutual written consent of Parent and the Company at any time prior to the Acceptance Time, or if an Offer Termination occurs, any time thereafter;

•	by either Parent or the Company:

•

if the Offer Termination occurs and Stockholder Approval is not obtained at the Stockholders’ Meeting or any adjournment or postponement thereof, provided that such right to termination is not available to a party if it is in breach of its obligations with respect to the filing of the proxy statement, holding of the Stockholders’ Meeting or obtainment of the Stockholder Approval,

•

if a court of competent jurisdiction or other governmental body has taken any final and non-appealable action that has the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or making consummation of the Merger illegal; provided that the right to terminate in this circumstance shall not be available to Parent or the Company if the issuance of such final and non-appealable action is primarily attributable to a failure on the part of such party to perform in any material respect any covenant or obligation required to be performed at or prior to the Effective Time;

•

if the Merger shall not have been consummated on or before the End Date (i.e., November 15, 2013); provided that such right to terminate the Merger Agreement on the End Date shall not be available to Parent or the Company if the failure of the Merger to be consummated on or before such date is primarily due to the failure Parent or the Company, as applicable, to perform in all material respects any of its obligations the Merger Agreement;

•

if, for any reason other than the Offer Termination, the Offer either (x) expires as a result of the non-satisfaction of one or more Tender Offer Conditions or (y) is terminated or withdrawn prior to the Acceptance Time without Purchaser accepting for payment any Shares tendered pursuant to the Offer (the “Offer Failure Termination Right”). However, if the Financing Proceeds Condition is the only Tender Offer Condition not satisfied, the Offer Failure Termination Right is not available to Parent. In addition, this right to terminate the Merger Agreement shall not be available to Parent or the Company if the non-satisfaction of the Tender Offer Conditions or termination or withdrawal of the Offer is attributable to the failure of such party to perform any covenant or obligation under the Merger Agreement;

•	by Parent,

•

at any time prior to the Acceptance Time, or if an Offer Termination occurs, at any time prior to the Closing, if there is a breach of any representation or warranty or failure to perform any covenant in the Merger Agreement on the part of the Company, which inaccuracy, breach or failure to perform

•

would give rise to (x) if the Offer Termination shall have occurred, the failure of a condition to the Merger regarding the accuracy of the Company’s representations and warranties or the Company’s compliance with its covenants or agreements or (y) if the Offer Termination shall not have occurred, the failure of a condition to the Offer regarding the accuracy of the Company’s representations and warranties or the Company’s compliance with its covenants or agreements, and

•

is not capable of being cured prior to November 15, 2013 or is not commenced to have been cured within fifteen (15) days of the date Parent gives the Company notice of such breach or failure to perform; provided that Parent shall not have the right to terminate the Merger Agreement in this circumstance if Parent or Purchaser is then in material breach of any of its representations, warranties, covenants or agreements under the Merger Agreement such that the Company has the right to terminate the Merger Agreement as described below; or

•

at any time prior to the earlier to occur of the Acceptance Time or the receipt of the Stockholder Approval, if (i) the Company has failed (x) to include the Recommendation in the Proxy Statement or Schedule 14D-9 or has effected a Company Adverse Change Recommendation, (y) publicly reaffirm the Recommendation in the absence of a publicly announced Acquisition Proposal within ten (10) business days after Parent so requests in writing and two (2) business days prior to the Stockholders’ Meeting or (z) recommend in a Solicitation/Recommendation Statement on Schedule 14D-9 rejection of a tender offer or exchange offer within ten business days after the commencement thereof or (ii) there has been a material breach of the provisions described in the section titled “No Solicitation” above;

•	by the Company,

•

at any time prior to the Acceptance Time, or if an Offer Termination occurs, at any time prior to the Closing, if there is any breach of or inaccuracy in any of Parent’s or Purchaser’s representations or warranties set forth in the Merger Agreement or Parent or Purchaser has failed to perform any of its covenants or agreements set forth in the Merger Agreement, which inaccuracy, breach or failure to perform (i) would give rise to the failure of a condition to the Merger regarding the accuracy of Parent’s or Purchaser’s representations and warranties or Parent’s or Purchaser’s compliance with its covenants or agreements and (ii) is not capable of being cured prior to November 15, 2013 or is not commenced to have been cured within fifteen days of the date the Company gives Parent notice of such breach or failure to perform; provided that the Company shall not have the right to terminate the Merger Agreement in this circumstance if the Company is then in material breach of any of its representations, warranties, covenants or agreements under the Merger Agreement such that Parent has the right to terminate the Merger Agreement as described above;

•

at any time prior to the earlier to occur of the Acceptance Time or receipt of the Stockholder Approval in order to accept a Superior Offer and enter into a Specified Agreement, subject to the Company’s compliance with its obligations described in the section above titled “No Solicitation” (provided that that payment by the Company of the termination fee described below shall be a condition to the termination of the Merger Agreement by the Company in this circumstance); or

•

if the Offer Termination has occurred and (i) the Marketing Period has ended and the conditions to Parent and Purchaser’s obligations to close the Merger have been satisfied, (ii) the Company has irrevocably confirmed that after the end of the Marketing Period all conditions to Parent and Purchaser’s obligations to close the Merger have been satisfied as of the date of such notice (other than those conditions that by their nature are to be satisfied at the Closing) and, if there are any unsatisfied conditions to its obligations to close the Merger (other than those conditions that by their nature are to be satisfied at the Closing) that it is willing to waive such unsatisfied conditions and (iii) the Merger shall not have been consummated within three (3) business days after the delivery of such notice (the “Merger Failure Termination Right”).

Effect of Termination. If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement will be of no further force or effect (subject to certain designated provisions of the Merger Agreement which survive, including provisions relating to expenses, the termination fees, limitations on liability and specific performance, among others) and there will be no liability on the part of Parent, Purchaser or the Company. No party is relieved of any liability for any willful and material breach of the Merger Agreement prior to the date thereof or for any common law fraud.

Termination Fees

•

The Company has agreed to pay Parent or a person designated by Parent a termination fee of $34.5 million (less any expense reimbursement previously paid to Parent by the Company) in certain circumstances described below:

•

if the Merger Agreement is terminated by the Company in order for the Company to accept a Superior Offer and enter into a Specified Agreement (subject to the terms and conditions of such termination right), with such fee being payable prior to such termination; however, in the event the Company terminates the Merger Agreement prior to the Excluded Party Deadline to enter into a Specified Agreement with an Excluded Party, then the termination fee will be $17.2 million;

•

if the Merger Agreement is terminated by Parent because the Company has failed (x) to include the Recommendation in the Proxy Statement or Schedule 14D-9 or has effected a Company Adverse Change Recommendation, (y) publicly reaffirm the Recommendation in the absence of a publicly announced Acquisition Proposal within ten (10) business days after Parent so requests in writing and two (2) business days prior to the Stockholders’ Meeting or (z) recommend in a Solicitation/Recommendation Statement on Schedule 14D-9 rejection of a tender offer or exchange offer within ten business days after the commencement thereof, in each case, with such fee being payable, within two business days after such termination; and

•	if the Merger Agreement is terminated by Parent due to a willful breach by the Company of any of its representations, warranties or covenants set forth in the Merger Agreement or by Parent or the

Company due to failure to obtain the Stockholder Approval, if required by applicable legal requirements, and (A) after the date of the Merger Agreement but prior to such termination any person shall have publicly disclosed or made known to the Board a bona fide Acquisition Proposal (unless such Acquisition Proposal is irrevocably, in good faith and publicly (if publicly made) withdrawn prior to such termination) and (B) within twelve (12) months of such termination the Company shall have entered into a definitive agreement with respect to an Acquisition Proposal or consummated an Acquisition Proposal. For purposes of determining whether the termination fee is payable under the circumstances described in the previous sentence, the term Acquisition Proposal has the meaning described below, except that the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “80%.” In the event the termination fee is payable in accordance with the foregoing, such fee shall be payable prior to the consummation of the Acquisition Proposal referred to therein.

Parent has agreed to pay the Company $68.9 million (the “Reverse Termination Fee”), in certain circumstances described below:

•

If (i) the Merger Agreement is terminated by Parent because the Effective Time has not occurred by the End Date (as such termination right is described above), (ii) at the time of such termination all of the Tender Offer Conditions have been satisfied except for the Financing Proceeds Condition and the condition that there shall not have been a termination of the Merger Agreement and (iii) the failure of the Financing Proceeds Condition is not directly attributable to a breach of the Company’s covenant to cooperate with respect to the debt financing or any covenant of the Company or other action or failure to act by the Company, in each case, that caused certain conditions set forth in the Debt Commitment Letter not to be satisfied;

•

If (i) the Merger Agreement is terminated by the Company because the Effective Time has not occurred by the End Date (as such termination right is described above), (ii) at the time of such termination all of the Tender Offer Conditions have been satisfied except for the Financing Proceeds Condition and the condition that there not have been a termination of the Merger Agreement, (iii) the failure of the Financing Proceeds Condition is not directly attributable to a breach of the Company’s covenant to cooperate with respect to the debt financing or any covenant of the Company or other action or failure to act by the Company, in each case, that caused any condition set forth in the Debt Commitment Letter not to be satisfied and (iv) the Company shall have given Parent five (5) business days’ prior written notice of its intent to terminate the Agreement; and

•

if the Merger Agreement is terminated by the Company pursuant to its Merger Failure Termination Right or the Offer Failure Termination Right (if Parent did not at the time of the Company’s termination have a right to terminate pursuant to the Offer Failure Termination Right) as described above.

Expense Reimbursement

In the event the Merger Agreement is terminated by the Company or Parent because the shareholder approval was not obtained at the Stockholders’ Meeting or the Company’s willful breach of its representations, warranties or covenants contained in the Merger Agreement, the Company is required to reimburse all actual and reasonable out-of-pocket fees and expenses incurred by Parent in connection with the transactions contemplated by the Merger Agreement, in an amount not to exceed $4.9 million. Payment by the Company of expense reimbursement does not relieve the Company of any subsequent obligation to pay the termination fee as described above in the section titled “Termination Fees”.

Specific Performance

The parties are entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions thereof, in addition to any other remedy to which they are entitled under the Merger Agreement. Notwithstanding the foregoing, the right of the Company to seek an injunction, specific performance or other equitable remedies in connection with enforcing Parent’s obligation to cause the Equity Financing to be funded will be subject to the requirements that (i) the Marketing Period has ended and all conditions to the obligations of Parent and Purchaser to effect the Merger were satisfied (other than those conditions that by their terms are to be satisfied by actions taken at the closing) at the time when the closing would have been required to occur but for the failure of the equity financing to be funded, (ii) the debt financing (including any alternative financing that has been obtained in accordance with the Merger Agreement) has been funded in accordance with the terms thereof or will be funded in accordance with the terms thereof at the closing if the Equity Financing is funded at the closing, and (iii) the Company has irrevocably confirmed that if the Equity Financing and debt financing are funded, then it would take such actions that are within its control to cause the closing to occur. In no event is the Company entitled to enforce or seek to enforce the obligation to cause the Equity Financing to be funded or to complete the Merger or the Offer if the debt financing has not been funded (or will not be funded at the closing if the Equity Financing is funded at the closing).

Limitations of Liability

Under no circumstances are the Company, its subsidiaries and certain persons related to the Company entitled to monetary damages in excess of $68.9 million. The Company may seek both specific performance as described above and payment of the Reverse Termination Fee; however, in no instance will the Company be entitled to receive both specific performance and money damages, including the Reverse Termination Fee. The Company can cause VEPF IV to provide funds, subject to the maximum set forth in the Equity Commitment Letter between Parent and VEPF IV, up to such aggregate limit to Parent to the extent provided in the Equity Commitment Letter, subject to the terms of the Equity Commitment Letter and the Limited Guarantee. In addition, the rights of the Company pursuant to the Equity Commitment Letter and the Limited Guarantee are the sole and exclusive remedy of the Company and its affiliates against VEPF IV in respect of monetary liabilities or obligations arising under the Merger Agreement. You will find a description of the Equity Commitment Letter and the Limited Guarantee in Section 9 — “Source and Amount of Funds.”

Fees and Expenses

Except for the provisions described under “Expense Reimbursement” and certain expenses related to financing cooperation and tax matters, all fees and expenses incurred in connection with the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such fees or expenses, whether or not the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement are consummated.

Amendment

The parties may amend the Merger Agreement by executed written agreement prior to the effective time of the Merger with the approval of the respective boards of directors of the Company and Parent at any time, provided that (x) after the consummation of the Offer, there will be no amendment that decreases the Per Share Amount or the Merger Consideration, and (y) after the adoption of the Merger Agreement by the Company’s stockholders, there shall be no amendment or change to the Merger Agreement that by law requires the further approval of the Company’s stockholders without obtaining such further approval.

Governing Law

The Merger Agreement is governed by Delaware law.

12.     Purpose of the Offer; Plans for the Company.

Purpose of the Offer. The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. All Shares acquired by Purchaser pursuant to the Offer will be retained by Purchaser pending the Merger. After the Acceptance Time, Purchaser intends to consummate the Merger as promptly as practicable, subject to the satisfaction of certain conditions.

If Purchaser acquires at least 90% of the Shares pursuant to the Offer and the Top-Up Option, if applicable, Parent, Purchaser and the Company will take such necessary and appropriate actions in order to consummate the Merger under the DGCL without a stockholders’ meeting and without the approval of the Company’s stockholders. In the event that the Minimum Condition is not met, and in certain other circumstances, the parties have agreed to complete the Merger without the prior completion of the Offer, after receipt of the approval of the Company’s stockholders. The Merger Agreement provides that Purchaser will be merged with and into the Company, and, at the Effective Time, the Company’s certificate of incorporation as in effect immediately prior to the Effective Time will be amended so as to read in its entirety as set forth in the applicable exhibit to the Merger Agreement, and as so amended, will be the certificate of incorporation of the surviving corporation, and the Company’s bylaws as in effect immediately prior to the Effective Time will be amended so as to read in its entirety as the bylaws of Purchaser, and as so amended, will be the bylaws of the surviving corporation. The individuals set forth in the applicable schedule to the Merger Agreement will become the directors and officers of the surviving corporation.

Appraisal Rights. Under the DGCL, holders of Shares do not have appraisal rights in connection with the Offer. In connection with the Merger, however, stockholders of the Company who comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from accomplishment or expectation of the Merger and to receive payment of such fair value in cash). Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the Per Share Amount and the market value of the Shares. The value so determined could be higher or lower than, or the same as, the Per Share Amount or the Merger Consideration. Moreover, Purchaser could argue in an appraisal proceeding that, for purposes of which, the fair value of such Shares is less than the Per Share Amount. When the fair value has been determined, the Delaware Court of Chancery will direct the payment of such value upon surrender by those stockholders of the certificates representing their Shares. Unless such court, in its discretion, determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve Board (as defined below) discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder’s exclusive remedy.

In the event that any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Merger Consideration. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. The foregoing discussion is not a complete statement of the law relating to appraisal rights and is qualified in its entirety by Section 262 of the DGCL. In the event of the Merger, additional information regarding appraisal rights will be supplied to the stockholders. This discussion does not constitute the notice of appraisal rights required by Section 262 of the DGCL.

Going Private Transaction. The SEC has adopted Rule 13e–3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. Purchaser and the Company believe that Rule 13e–3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one (1) year following the consummation of the Offer and, in the Merger, stockholders will receive the same price per Share as paid in the Offer. Rule 13e–3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

Plans for the Company. Pursuant to the terms of the Merger Agreement, promptly upon the Acceptance Time, Parent currently intends to request that the Company take all necessary action to enable Parent’s designees to be elected or designated to the Board, subject to the requirement in the Merger Agreement regarding the presence of three (3) independent directors, until the Effective Time. Purchaser currently intends, as soon as practicable after consummation of the Offer, to consummate the Merger, subject to the satisfaction of certain conditions

Except as otherwise provided herein, it is currently expected that, initially following the Merger, the business and operations of the Company will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Based on available information, we are conducting a detailed review of the Company and its assets, corporate structure, dividend policy, capitalization, indebtedness, operations, properties, policies, management and personnel, obligations to report under Section 15(d) of the Exchange Act, and the delisting of its securities from a registered national securities exchange, and will consider what, if any, changes would be desirable in light of the circumstances which exist upon completion of the Offer. We will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and will take such actions as we deem appropriate under the circumstances then existing. Thereafter, we intend to review such information as part of a comprehensive review of the Company’s business, operations, capitalization and management with a view to optimizing development of the Company’s potential in conjunction with Parent’s existing businesses. Possible changes could include changes in the Company’s business, corporate structure, charter, bylaws, capitalization, board of directors, management, indebtedness or dividend policy, and although, except as disclosed in this Offer to Purchase, we have no current plans with respect to any of such matters, Parent, Purchaser and the surviving corporation in the Merger expressly reserve the right to make any changes they deem appropriate in light of such evaluation and review or in light of future developments.

If we acquire Shares pursuant to the Offer and depending upon the number of Shares so acquired and other factors relevant to our equity ownership in the Company, Parent and Purchaser reserve the right to acquire additional Shares through private purchases, market transactions, tender or exchange offers or otherwise on terms and at prices that may be more or less favorable than those of the Offer, or, subject to any applicable legal restrictions, to dispose of any or all Shares acquired by them.

13.     Certain Effects of the Offer.

Market for the Shares. The purchase of Shares by Purchaser pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than Purchaser. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Per Share Amount.

Stock Quotation. The Shares are quoted on NASDAQ. According to the published guidelines of the Financial Industry Regulatory Authority, the Shares might no longer be eligible for continued inclusion in NASDAQ if, among other things, the number of publicly-held Shares falls below 750,000, the aggregate market value of the publicly-held Shares is less than $5 million, or there are fewer than two (2) market makers for the Shares. Shares held by officers or directors of the Company or their immediate families, or by any beneficial owner of 10% or more of the Shares, ordinarily will not be considered to be publicly-held for this purpose.

If the Shares cease to be listed on the NASDAQ, the market for the Shares could be adversely affected. It is possible that the Shares would be traded on other securities exchanges (with trades published by such exchanges), The Nasdaq Capital Market, the OTC Bulletin Board or in a local or regional over–the–counter market. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of Shares and the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

Exchange Act Registration. The Shares currently are registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by the Company upon application to the SEC if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares.

We intend to seek to cause the Company to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to the Company. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 under the U.S. Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act was terminated, the Shares would no longer be eligible for continued inclusion on the Federal Reserve Board’s list of “margin securities” or eligible for stock exchange listing.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

14.     Dividends and Distributions.

As discussed in Section 11—“The Merger Agreement,” the Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written approval of Parent, the Company will not, and will not allow its subsidiaries to, declare or pay any dividend or make any other distribution in respect of any shares of its capital stock (except for dividends or distributions between or among the Company and/or its wholly-owned subsidiaries to the extent consistent with past practices, but not from the Company to its shareholders).

15.     Certain Conditions of the Offer.

Notwithstanding any other provisions of the Offer or the Merger Agreement, Purchaser will not be required to accept for payment or (subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment of, or (subject to any rules and regulations) the payment for, any tendered Shares and, to the extent permitted by the Merger Agreement, may terminate the Offer upon termination of the Merger Agreement or if, at any scheduled expiration date (as may be extended):

•	the Minimum Condition has not been satisfied;

•

certain representations and warranties of the Company set forth in the Merger Agreement with respect to the Company’s capitalization shall not be accurate in all respects as of the date of the Merger Agreement and as of the Expiration Date, except (other than as a result of a willful breach by the Company) where the failure to be accurate in all respects would not reasonably be expected to result in additional cost, expense or liability to the Company, Parent and their affiliates, individually or in the aggregate that is more than $1,000,000 (it being understood that any updates to the disclosure schedules prepared by the Company will be disregarded);

•

certain representations and warranties of the Company set forth in the Merger Agreement with respect to the Company’s capitalization, corporate authority, the vote required to adopt the Merger Agreement and the Company’s financial advisor (without giving effect to any materiality or Material Adverse Effect qualifications set forth in such representations and warranties) shall not be accurate in all material respects as of the date of the Merger Agreement and as of the Expiration Date as though made on such date (it being understood that all “Material Adverse Effect” qualifications and other materiality qualifications in the representations and warranties will be disregarded along with any updates to the disclosure schedules prepared by the Company);

•

the representations and warranties of the Company set forth in the Merger Agreement with respect to the absence of a Material Adverse Effect shall not be accurate as of the date of the Merger Agreement and as of the Expiration Date (it being understood that any updates to the disclosure schedules prepared by the Company will be disregarded);

•

the representations and warranties of the Company (other than those referred to in the preceding three bullets) shall not have been accurate in all respects as of the date of the Merger Agreement and the Expiration Date as if made on such date, except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and would not reasonably be expected to have, a Material Adverse Effect (it being understood that all “Material Adverse Effect” qualifications and other materiality qualifications in the representations and warranties will be disregarded along with any updates to the disclosure schedules prepared by the Company);

•

the Company has failed to comply with or perform in any material respects any obligations required to be performed by it under the Merger Agreement, and such failure to perform has not been cured prior to the Expiration Time, and the determination of Parent to assert the non-satisfaction of this condition will be made in Purchaser’s reasonable discretion;

•	since the date of the Merger Agreement, there shall have occurred a Company Material Adverse Effect that shall be continuing as of the Expiration Time;

•

Parent has not received a certificate signed on behalf of the Company by the chief executive officer and chief financial officer of the Company to the effect that none of the conditions in the five bullet points immediately above this one shall have occurred and be continuing;

•

any required antitrust approval pursuant to the HSR Act has not been obtained or waived, and the waiting period required in connection with such required antitrust approval has not expired or terminated;

•

there is any law or order (whether temporary, preliminary or permanent in nature) will have been enacted, enforced, amended, issued, in effect or deemed applicable to the Offer or the Merger by any governmental entity which makes illegal or otherwise prohibits the consummation of the Offer or the Merger (other than the application of the waiting period provisions of the HSR Act to the Offer or to the Merger);

•

there shall be instituted, pending or threatened in writing immediately prior to the expiration date of the Offer any legal, administrative, arbitral or other claim, charge, complaint or action to which any governmental entity is or is threatened to become a party against Parent, Purchaser or the Company seeking to restrain or prohibit the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger;

•	the Marketing Period has not been completed;

•	the Merger Agreement shall have been terminated in accordance with its terms; or

•

Parent (either directly or through its subsidiaries) shall not have received (x) the proceeds under the Debt Commitment Letter (or the receipt of alternative financing from alternative sources) or (y) the definitive and irrevocable confirmation from such financing sources (or alternative financing sources) that the financing (or alternative financing) will be available in an amount sufficient to consummate the Offer and the Merger on the terms set forth in such Debt Commitment Letter (or other alternative financing commitments) subject only to the satisfaction of the other Tender Offer Conditions.

The Tender Offer Conditions are for the sole benefit of Parent and Purchaser and (except for the Minimum Condition) may be waived by Parent and Purchaser, in their sole discretion, in whole or in part at any applicable time or from time to time.

16.     Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on its examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under “State Takeover Laws,” such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business, or certain parts of the Company’s business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15—“Certain Conditions of the Offer.”

Stockholder Litigation. Following the announcement of the Merger Agreement, the following putative stockholder class action complaints relating to the Offer and the Merger were filed.

California Litigation

On May 23, 2013, a putative stockholder class action complaint was filed in the Superior Court of the State of California, County of San Diego, captioned Joel Krieger v. Websense, Inc., et al., Case No. 37-2013-00050132-CU-SL-STL. The complaint names as defendants the Company, the Individual Defendants, Vista Equity Partners, VEPF IV, Parent and Purchaser. The complaint asserts two causes of action: breach of fiduciary duty against the Individual Defendants and aiding and abetting a breach of fiduciary duty against Parent, Purchaser, VEPF IV and Vista Equity Partners. The complaint includes allegations that the Individual Defendants violated their fiduciary duties by failing to maximize the value of the Company to its public stockholders. Plaintiff seeks certification as a class, an injunction prohibiting consummation of the proposed transaction, rescission and rescissory damages (to the extent the proposed transaction has already been consummated), an injunction against the Individual Defendants from initiating any defensive measures that would inhibit the ability of the Company’s stockholders from maximizing the value they will receive for their Shares, and fees and costs associated with prosecuting the action. The plaintiff also seeks a trial by jury. The Company, Parent and Purchaser believe the plaintiff’s allegations lack merit and will vigorously contest them. The foregoing description is qualified in its entirety by reference to the complaint which is filed as Exhibit 99(a)(5)(A).

State Takeover Laws. A number of states (including Delaware, where the Company is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Board has approved the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option, and the Merger, for purposes of Section 203 of the DGCL.

Based on information supplied by the Company and the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement by the Board, we do not believe that any other state takeover statutes or similar laws purport to apply to the Offer or the Merger. Except as described herein, neither Parent nor the Company has currently attempted to comply with any state takeover statute or regulation. We reserve the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities, and we might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, we may not be obligated to accept payment or pay for any Shares tendered pursuant to the Offer. See Section 15—“Certain Conditions of the Offer” of this Offer to Purchase.

United States Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until required information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a fifteen (15) calendar day waiting period which begins when Parent files a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. If the end of the fifteen (15) calendar day waiting period is set to fall on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 P.M., New York City time, the next business day. Parent filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on May 24, 2013, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 P.M., New York City Time, on June 10, 2013, unless earlier terminated by the FTC and the Antitrust Division, or Parent receives a request for additional information or documentary material prior to that time. If prior to the expiration or termination of this waiting period either the FTC or the Antitrust Division requests additional information or documentary material from Parent, the waiting period with respect to the Offer and the Merger would be extended for an additional period of ten (10) calendar days following the date of Parent’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, absent the Parent’s and the Company’s agreement, they can be prevented from closing only by court order. The FTC or the Antitrust Division may terminate the additional ten (10) calendar day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time.

At any time before or after Parent’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, or seeking the divestiture of Shares acquired by Parent or the divestiture of substantial assets of the Company or its subsidiaries or Parent or its subsidiaries. State attorneys general may also bring legal action under both state and Federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

17.    Fees and Expenses.

Parent and Purchaser have retained Georgeson Inc. to be the Information Agent and Computershare Trust Company, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy and personal interview and may request brokers, bankers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable and customary expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, bankers and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

18.    Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and to extend the Offer to holders of Shares in such jurisdiction.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d–3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7—“Certain Information Concerning the Company.”

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND PURCHASER

Directors and Executive Officers of Parent and Purchaser

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five (5) years of each director, executive officer, managers and general partners of the Participant Group and their affiliates are set forth below. All individuals listed below are United States citizens.

The sole member of Parent is Tomahawk Holdings, LLC, a Delaware limited liability Company (“Holdings”). The sole member of Holdings is VEPF IV. The general partner of VEPF IV, is Vista Equity Partners Fund IV GP, LLC (“VEP IV GP LLC”). The Senior Managing Member of VEP IV GP LLC is VEFIIGP, LLC (“VEFIIGP”, and together with VEPF IV and VEP IV GP, the “Vista Entities”). Robert F. Smith is the Managing Member of VEFIIGP, and VEFIIGP has no other managers or executive officers. The principal office address of each of Parent, Purchaser and each Vista Entity is 150 California Street, 19th Floor, San Francisco, California 94111. The telephone number at the principal office is (415) 765-6500.

Name	Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Brian Sheth	CEO, President and Secretary of Purchaser Sole Manager of each of Parent and Holdings	Mr. Sheth co-founded Vista with Robert Smith in 2000 and is President of Vista Equity Partners. He is Vice-Chairman of the investment committee and is actively involved in the execution of all of the investment activities for the portfolio. Mr. Sheth sits on the boards of Accruent, Aptean, Bullhorn, MRI Software, Relias Learning, SirsiDynix, SumTotal Systems, Taxware, Vitera, and Zywave. Prior to joining Vista, Mr. Sheth worked at Bain Capital, where he focused on leveraged buyouts of technology companies. Mr. Sheth also previously worked in the Mergers and Acquisitions Groups at Goldman, Sachs & Co. and Deutsche Morgan Grenfell. In addition to his responsibilities at Vista, Mr. Sheth is also a Director at Waterfall Mobile, MarVista Entertainment, and Global Wildlife Conservation. Mr. Sheth received a B.S. in Economics from The University of Pennsylvania.

Michael Fosnaugh	Vice President and Assistant Secretary of Purchaser

Mr. Fosnaugh joined Vista Equity Partners in 2005. He currently works with the firm’s investments in MRI Software and SirsiDynix, and sits on the boards of Vitera and Zywave.

Prior to joining Vista, Mr. Fosnaugh worked in the Technology, Media & Telecommunications Group at SG Cowen & Co., where he focused on the software, services, and financial technology sectors. While at SG Cowen, Mr. Fosnaugh advised clients on buy-side and sell-side transactions, public and private equity financings, and other strategic advisory initiatives.

Name	Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Robert Smith	Managing Member of VEFIIGP	Mr. Smith founded Vista Equity Partners in 2000 and is the firm’s Chairman and CEO. Mr. Smith currently sits on or participates in the boards of all Vista portfolio companies. He is Chairman of the investment committee and is actively involved in Vista’s direction, investment decisions, executive development and operational strategies. Prior to founding Vista, Mr. Smith was the Co-Head of the Enterprise Systems and Storage sector for Goldman, Sachs & Co.’s investment banking division. Mr. Smith also served as the business unit manager for Goldman’s Mergers and Acquisitions group. Before his time with Goldman, Mr. Smith worked in strategic planning and development at Kraft General Foods (KGF). Mr. Smith holds a B.S. in Chemical Engineering from Cornell University and an M.B.A. degree from Columbia University.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of the Company or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

By Mail:	By Overnight Courier:

Computershare Trust Company, N.A. Attn: Corporate Actions Voluntary Offer P.O. Box 43011 Providence, RI 02940-3011	Computershare Trust Company, N.A. Attn: Corporate Actions Voluntary Offer 250 Royall Street Suite V Canton, MA 02021

By Facsimile:

(For Eligible Institutions Only)

(617) 360-6810

Confirm Facsimile Transmission:

(781) 575-2332

Questions or requests for assistance may be directed to the Information Agent at the telephone numbers and address set forth below. Questions or requests for assistance or additional copies of the Offer to Purchase, this Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at the address and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

Georgeson Inc.

480 Washington Blvd. 26th Floor

Jersey City, NJ 07310

Call toll-free (866) 277-0928

VOLUNTARY CORPORATE ACTIONS COY: WBSN